24-10135


SEC MAIL
RECEIVED
PROCESSING
NOV 17 2005
SECTION
WASH. D.C.
192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


05071749

Ag Partners Co-op
(Exact name of issuer as specified in its charter)

Minnesota
(State or other jurisdiction of incorporation or organization)

First & Broadway, Goodhue, MN 55027 (651)923-4056
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Gregory Schwanbeck GM First & Broadway, Goodhue, MN 55027 (651) 923-4056
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5153
(Primary standard Industrial Classification Code Number)

41-1833687
(I.R.S. Employer Identification Number)

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I -- NOTIFICATION

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) the issuer's directors;

The directors are all full time farmers. The following addresses are both their farm business and home addresses.

Jason W. Acker
N1945 County Rd D
Bay City, WI 54723

Les M. Anderson
12660 260 St
Cannon Falls, MN 55009

Carl M. Bang
22020 305th St
Spring Valley, WI 54767

Robert W. Hinsch
39181 230th Ave
Goodhue, MN 55027

Brian E. Hokanson
39576 90th Ave
Cannon Falls, MN 55009

Dale R. Kackmann
Rt. 4, Box 59
Lake City, MN 55041

Martin B. Kehren
35590 County 45 Blvd
Lake City, MN 55041

Dale G. Krass
N1150 210th St
Maiden Rock, WI 54750

Kevin J. O'Connor
34810 County 8th Blvd
Goodhue, MN 55027

Timothy C. Wiff
N7924 Hwy 63
Red Wing, MN 55066

Mark R. Yotter
Rt. 3, Box 146
Lake City, MN 55041

(b) the issuer's officers;

President, Brian E. Hokanson

Vice President, Kevin J. O'Connor

Secretary, Mark R. Yotter

The officer's are all directors. See officer's addresses listed in item 1(a).

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable

(f) promoters of the issuer;

Not applicable

(g) affiliates of the issuer;

The issuer owns a fifty percent (50%) membership interest in the following companies:

Western Wisconsin Ag Supply Company, LLC
Red Wing Grain, LLC
Western Wisconsin Nutrition, LLC

(h) counsel to the issuer with respect to the proposed offering;

Michael D. McIntyre (P34865 Michigan)
Michael D. McIntyre PLC
5000 Marsh Rd Suite 15
Okemos, MI 48864

(i) each underwriter with respect to the proposed offering;

Not applicable

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners;

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable

(b) The securities will be offered in the states of Minnesota and Wisconsin primarily to members (owners) of the issuer by issuer's employees through personal contact and member meetings.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) Ag Partners Coop
(2) Promissory notes, $169,053 of new note principal issued representing $14,412 of compounded annual interest accrued on previously issued promissory notes that automatically renew each year and $154,641 of new funds received.
(3) Issued in dollar for dollar amounts representing the funds received
(4) Issued to the following current or former member/patrons of the Cooperative:

Bridal Rock Orchard	Lake City, MN
Evelyn Fredrickson	Wanamingo, MN
Melanie Hinsch	Goodhue, MN
John Holst	Goodhue, MN
Ivan and Linda Sievers	Lake City, MN
Strusz Farms	Goodhue, MN
Curt and Marie Strusz	Goodhue, MN
Percy Thompson	Goodhue, MN
Rosemary Thompson	Goodhue, MN
Donald Windhorst	Zumbrota, MN

(b) Not applicable

(c) The promissory notes were issued to residents of the State of Minnesota, the state where the issuer is domiciled, has its principal office and conducts a large portion of its business. Therefore, the notes were exempt from registration under the Securities Act as an intrastate offering pursuant to Rule 147.

ITEM 6. Other Present or Proposed Offerings

At the present time neither the issuer or any of its affiliates are planning the issuance of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) No arrangements as described are known to any referenced party.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation Document

Not applicable

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Goodhue, State of Minnesota, on October 17, 2005.

AG PARTNERS COOP

By:

Officers:

Brian E. Hokanson, President
Date: 10-17, 2005

Kevin J. O'Connor, Vice President
Date: 10-17, 2005

Mark R. Yotter, Secretary
Date: 10-17, 2005

Management:

Gregory S. Schwanbeck, General Manager
Date: 10-17, 2005

Joel P. Eichelberger, Controller
Date: OCT 17, 2005

Directors:

Dale R. Kackmann
Date: 10-17, 2005

Les M. Anderson
Date: 10/17/05, 2005

Dale G. Krass
Date: 10-17, 2005

Jason W. Acker
Date: 10-17, 2005

Carl M. Bang
Date: 10-17, 2005

Martin B. Kehren
Date: 10-17-05, 2005

Robert W. Hinsch
Date: 10-17, 2005

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR
November 15, 2005

AG PARTNERS COOP

CLASS A PREFERRED STOCK

Ag Partners Coop (the "Cooperative") is offering up to 50,000 shares of Class A Preferred Stock, stated value $100 per share (the "Shares"), on an ongoing basis to its members for their optional conversion of all or part of their allocated patronage income account balances with the Cooperative to Shares and to its members and other investors for direct cash investment, subject to certain other restrictions stated herein.

No more than $5 million (less the amount of any other securities issued) of Shares will be issued within the 12-months before the start of and during the offering of the Shares. There is no minimum number of shares required to be issued.

The offering will commence approximately on the date stated above and continue for 24 months or until the full number of shares offered are issued unless earlier terminated by the Cooperative's board of directors.

	Price to public	Underwriting discount and commissions - A	Proceeds to issuer
Per Unit	$ 100	None	$ 100
Total Minimum	$ 00	None	$ 00
Total Maximum	$ 5,000,000	None	$ 5,000,000

Note A. Legal, printing and other costs of this offering are not expected to exceed $40,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Ag Partners Coop
First and Broadway
Goodhue, Minnesota 55027
Phone: (651) 923-4056

TABLE OF CONTENTS

Page

The Company........ 1
Risk Factors........ 1
Business and Properties........ 3
Use of Proceeds........ 8
Capitalization........ 9
Description of Securities........ 11
Plan of Distribution........ 13
Dividends, Distributions and Redemptions........ 13
Officers and Key Personnel of the Company........ 14
Directors of the Company........ 17
Principal Stockholders........ 19
Management Relationships, Transactions and Remuneration........ 20
Litigation........ 21
Federal Tax Aspects........ 21
Financial Statements........ 22
Management's Discussion and Analysis of Certain Relevant Factors........ 23

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COOPERATIVE CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO REPLY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THERE IS NO PUBLIC MARKET FOR THE SECURITIES OFFERED HEREBY. CONVERSION TO OR PURCHASE OF THE SECUITIES SHOULD BE CONSIDERED ONLY BY MEMBERS OF THE COOPERATIVE AND OTHER PERSONS WHO ACCEPT THE INHERANT RISKS OF SECURITIES OWNERSHIP AND THE POSSIBLE LACK OF LIQUIDITY OF THE SECURITIES. SEE "RISK FACTORS".

RECEIPT AND ACCEPTANCE OF THIS OFFERING CIRCULAR SHALL CONSTITUTE THE AGREEMENT OF THE RECIPIENT THAT THIS CIRCULAR SHALL NOT BE REPRODUCED OR USED FOR ANY PURPOSE OTHER THAN IN CONNECTION WITH CONSIDERATION OF PURCHASE OF THE SECURITIES OFFERED, NOR WILL THIS CIRCULAR BE TRANSMITTED TO OR DISCUSSED WITH PERSONS OTHER THAN THE AUTHORIZED REPRESENTATIVES, AGENTS AND ADVISORS OF THE RECIPIENT WITHOUT THE PRIOR WRITTEN CONSENT OF AG PARTNERS COOP.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 42 pages.

THE COOPERATIVE

Exact corporate name: Ag Partners Coop

State and date of incorporation: Minnesota March 4, 1996

Street address of principal office:
First and Broadway
Goodhue, Minnesota 55027

The Cooperative's telephone number: (651) 923-4056

Fiscal year: September 1 to August 31

Person(s) to contact at the Cooperative with respect to offering:

Joel Eichelberger
Phone: (651) 923-4056
Fax: (651) 923-4064
Email: joele@agpartners.net

RISK FACTORS

As with all business enterprises, the Cooperative is subject to general and specific industry risks. The Cooperative and its producer member/patrons operate with all the risks of the agricultural economy. Animal health issues, weather or disease caused crop damage or failures, damage to products during storage and handling, national and international economic and political conditions, governmental regulation, interruptions in shipping and distribution, hazardous chemical handling, limitations on availability of supplies needed by producer members and all other risks of this industry impact the Cooperative's ability to operate profitably on a consistent basis.

In order to continue its success in the future in light of these risks, the Cooperative must continue to be well managed, must adopt and enforce prudent business policies (such as credit, personnel, commodity trading and pricing policies), and must successfully deal with opportunities and problems that it encounters in the conduct of its business.

If not successfully dealt with over time, the effects of these risk factors can cause the Cooperative's financial performance to deteriorate and, consequently lead to inadequate returns to security holders and/or partial or complete loss of the investment.

In addition to the facts set forth elsewhere in this Offering Circular, the investors and their representatives should give careful attention to the following factors that management has listed as the most substantial risks currently being faced by the Cooperative:

(1) The ability to continue to obtain adequate gross margins on supplies and commodities

handled to cover operating and administrative costs. The Cooperative's competition is increasingly coming from larger regional enterprises with economies of scale that allow them to operate on lower per unit margins. At the same time there is an ongoing concentration of production in larger farming units that have greater purchasing volumes and more alternatives to seek lower prices for obtaining or retaining their business.

(2) Dealing with the ongoing escalation in operating costs including those related to energy, labor and related benefit costs such as health insurance, environmental and other regulations, and technology..

(3) The ability to find and retain high quality employees and the costs related to doing so.

(4) The ongoing effects of the volatile nature of ag economics including grain, milk and livestock prices. These factors are increasingly established by the effects of world economics that are beyond the control of U.S. producers.

(5) The ever increasing costs of agricultural inputs such as fertilizers and chemicals. Prices are being driven up by international demand on traditional U.S. supply sources and increasing energy prices effecting production costs the costs of product components. Caught in a squeeze between low prices and high input costs, producers may reduce their use of these products, sales of which are a major source of revenues for the Cooperative.

(6) The changing nature of agriculture in the Cooperative's business territory. While currently still a predominantly strong agricultural production area, changes will inevitably continue to come to this area. The extent of these coming changes is uncertain at this time, and therefore, the effect on the Cooperative's future operations is also uncertain.

The causes of change encompass many factors including increasing urbanization spreading from cities in the area reducing both the number of full time commercial farming operations and the amount of acreage devoted to production agriculture. Urbanization over time may change the market mix toward part time or recreational and horse farms and reduce high volume agricultural production.

Increased residential development in the countryside presents the very real potential for reduced livestock production in the area that could negatively affect the Cooperative's feed business.

Economic pressures for larger, more efficient operations along with attractive alternate career opportunities off the farm that are available to the younger generation in farm families is driving the ongoing consolidation of farming units into larger enterprises. This reduces the number of potential patrons of the Cooperative in its business territory and changes the volumes, services and pricing the Cooperative must provide to continue to do business with these larger operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

Nature of Business

The Cooperative is a member owned farm supply and commodity marketing cooperative incorporated under the Minnesota agricultural cooperative statute (Minn. Stat. Chap. 308.A). Its voting members must be agricultural producers who meet minimum annual business and other uniform eligibility requirements established in the Cooperative's bylaws and by its board of directors. As of September 1, 2005 the Cooperative had 1,044 voting members.

The Cooperative's primary business territory includes the Minnesota counties of Goodhue and Wabasha and Dunn, Pepin and Pierce counties in Wisconsin. Some sales are made to producers outside this area. It markets its products and services to its current and prospective members and patrons through several departments with employee groups including field representatives who specialize in agronomy, animal nutrition and commodity marketing.

For 100 years the Cooperative and its two predecessor cooperatives have served and changed with the needs of area farmers as an integral part of the agricultural community.

The Cooperative's farm supply business provides producers and other non-member patrons with seed, bulk and bagged fertilizer, farm chemicals, custom fertilizer blending, fertilizer and chemical application, bagged and custom mixed feeds, bulk feed delivery, and farm supplies. The supply business also includes bulk petroleum, and 24-hour cardtrol diesel services and propane delivery, sales and service.

Commodity marketing services provided by the Cooperative involve contracting and purchasing, marketing, handling, shipping, drying and storage. Commodities handled are primarily corn and soybeans, the major production crops in the Cooperative's business territory. The Cooperative offers its patrons direct access to the Mississippi river market through its ownership participation in a separate company, Red Wing Grain LLC that operates a river terminal in Red Wing, Minnesota.

Farm supplies and components for custom feed and fertilizer are purchased by the Cooperative from a variety of sources. These suppliers include manufacturing, processing and energy companies that are privately owned as well as cooperative entities in which the Cooperative is a member and receives patronage income distributions in cash and allocated credits. Many of the suppliers operate in international markets so that the Cooperative has access to a broad array of supply sources. Availability and cost of supplies and energy products are influenced more by international market conditions than limitations in access to suppliers.

The Cooperative serves a strong agricultural area with long standing member support of its operations. No single customer exceeds twenty percent (20%) of sales. No sales are made directly to foreign buyers. Competition comes principally from regional activities of national and international farm supply and commodity marketing companies such as Hubbard Feeds, Cargill, Land O Lakes and CHS. These large companies can sometimes offer better pricing because of the economic efficiencies of their relatively larger size. There is some price and service competition for member/patron business at the edges of the Cooperative's business territory from neighboring local agricultural cooperatives.

A development in recent years has been the construction of an increasing number of ethanol plants in the region. This has the potential of affecting the traditional patterns of grain production, marketing and shipping in the Cooperative's business area. It may, for example, reduce by a small percentage the amount of grain being shipped down river from the Red Wing river terminal and shift production to corn and away from soybeans. The overall effects on the Cooperatives operations in future years of the ethanol plants are still uncertain. The plants cannot take large amounts of grain at any one time, they are subject to production variations based on petroleum market conditions and governmental incentive programs. To the extent that their usage of corn strengthens the local farm economy, the Cooperative can be assured of continued and possibly increasing sales of seed, fertilizer, chemical and crop related services.

Dominance in its business territory is maintained by the Cooperative because it is a well managed financially strong locally owned company that earns the loyalty of its member/patron base through providing quality products, high levels of service and multiple product lines to address its member/patron's specific needs. This combination is not often met and rarely exceeded by any of its competitors. The Cooperative has grown over the years through merger and the addition of subsidiary companies to a size that allows it some efficiencies of size that aid in competitive pricing and retaining skilled personnel to provide specialized services.

The Cooperative plans to continue its traditional services and to add new services as technology advances to meet the needs of producers. Its service personnel are well educated and are continually being trained in the latest techniques and product developments. The Cooperative has and will continue to market its products and services to producers outside of its traditional business territory.

Note: Because this Offering Circular focuses primarily on details concerning the Cooperative rather than the industry in which the Cooperative operates, potential investors may wish to conduct their own separate investigation of the Cooperative's industry to obtain broader insight in assessing the Cooperative's prospects.

Employees

The cooperative currently has sixty-five (65) full time non-union employees. Additional seasonal and part time employees are added during spring planting and fall harvest each year. The employees are categorized as follows:

Administrative	14
Plant operations	18
Drivers	15
Sales	18

The total number of full time employees and their assignment to the listed job categories is anticipated to remain the same in the next twelve months.

Employees receive standard employee benefits including provisions for paid holidays, vacation and other specified absences, contributory health insurance and a 401(k) pension plan.

Business Facilities and Equipment

The Cooperative's business facility locations owned or leased directly or through its subsidiary companies and services offered at each location are as follows. All of the facilities are in good repair and fully used in operations.

Lake City, Minnesota –	Grain elevator and grain merchandising Feed store and warehouse Fertilizer plant and seed, ag chemical warehouse and application service Bulk petroleum and 24 hour cardtrol diesel Full service location
Bellechester, Minnesota -	Grain elevator Feed warehouse Seasonal seed and ag chemical service Anhydrous ammonia
Goodhue, Minnesota -	Main office Grain elevator and grain merchandising Complete feed milling and manufacturing Fertilizer plant, seed and ag chemical warehouse and application service Bulk petroleum Propane delivery, sales and service Full service location
Wanamingo, Minnesota -	Grain elevator and grain merchandising Feed store and warehouse
Cannon Falls, Minnesota -	Grain elevator and grain merchandising Fertilizer plant, seed and ag chemical warehouse and application service Feed store and warehouse Bulk petroleum Full service location

Subsidiary company facilities:

Ellsworth, Wisconsin -	Grain elevator and grain merchandising Fertilizer plant, seed and ag chemical warehouse and application service Feed store and warehouse Farm store

Grange Hall (Ono), Wisconsin - Farm store

Red Wing, Minnesota - Barge loading grain terminal

In addition to the land and facilities described above the Cooperative owns equipment, trucks and tractors with a net book value of approximately $ 8.9 million. Major categories of these assets include grain drying, handling and storage equipment, loaders and product storage bins, mixing equipment, sprayers and spreaders, delivery trucks and trailers, LP tanks, and computer equipment. The Cooperative has some four-year operating leases on certain agronomy equipment.

Current spending plans for plant and equipment include the average $1 million per year for equipment replacements and upgrades. A $2.5 million centralized agronomy facility at the Goodhue location is in the planning and bidding process. This new facility will replace older facilities that are reaching the end of their useful lives and include enhancements to improve efficiencies and provide improved services and products to member/patrons.

Regulation

The Cooperative is subject to governmental regulation in several areas of its operations. The burden of these regulations increases operating costs for the Cooperative as well as other competing businesses. The major areas of regulation include:

(1) Environmental. The agricultural industry has gone through significant changes over the past few years in the regulation of environmental issues. These regulations cover air, soil and noise pollution. This has been particularly true in the areas of farm chemical and fertilizer handling and storage. The Cooperative has made significant investments in equipment and facilities in order to meet or exceed all current regulations for each of its facilities and the commodities and supplies handled. There are currently no environmental violations or significant clean up obligations.

(2) Occupational Safety. The agriculture industry has been at the forefront of OSHA regulation for many years. The grain industry in particular has been under heavy scrutiny. Because of the strict OSHA requirements and the desire to provide employees with a safe workplace, the Cooperative has and continues to work diligently to meet or exceed all applicable OSHA regulations. A safety director is employed to keep up with safe workplace regulation changes as they occur.

(3) Transportation. The Cooperative has an employee designated as a transportation director with a job assignment of keeping all vehicles in safe working condition and in compliance with all vehicle safety requirements. The transportation director also is responsible to be sure employees are up to date on training regarding safe vehicle operation practices.

(4) Terrorism, Security and Food Safety. In this evolving area of regulation the Cooperative is faced with ever increasing requirements regarding security of products handled, records of chemicals used on products received from producers and records to track feed and animal health products to specific herds. The Cooperative has an employee assigned to enforce security and other applicable policies in this area and to be sure reports to government agencies are up to date and filed as required.

Intellectual Property and Exclusive Distributorships

Ongoing success of the Cooperative is not dependent on any patents, copyrights, trade secrets, specialized know how or other proprietary information. The Cooperative is a distributor for many agricultural products, many of which are supported by national marketing campaigns of their manufacturers and are popular with the Cooperative's member/patrons. However, none of the product dealerships are of such unique nature as to be irreplaceable or otherwise likely to cause permanent significant damage to the Cooperative's business if the distributorships were terminated.

Subsidiary Companies

The financial statements included with this Offering Circular include the Cooperative's fifty percent (50.00%) interest in the following limited liability companies accounted for on the equity method:

Western Wisconsin Ag Supply Company, LLC – This company was formed in 1999 as a joint venture with J.M. Ranch, Inc for the limited purpose of procuring and marketing agronomy products to producer member/patrons of the Cooperative and J.M. Ranch, Inc (affiliated with Deiss and Nugent Feed Co.) in Wisconsin.

Red Wing Grain, LLC - Owned jointly with Cargill, Inc. This company was formed in 2001 to operate a barge loading river grain terminal in Red Wing, Minnesota and market grain originating in Southeast Minnesota and Southwest Wisconsin. Cargill buys substantially all of the grain handled by the company.

Western Wisconsin Nutrition, LLC – Effective January 1, 2003 the Cooperative formed this company with D & N, LLC (affiliated with Deiss and Nugent Feed Co.) for the limited purpose of procuring and marketing feed products to producer member/patrons of the Cooperative and D&N LLC in Wisconsin.

Material Recent Events in the Development of the Cooperative

1996 – The Cooperative was formed through the consolidation two Minnesota agricultural cooperatives, Goodhue Elevator (Established in 1905) and Farmers Elevator of Lake City (Established in 1918).

1998 – A new feed mill was constructed Goodhue and began centralized milling operations

1999 – Formed Western Wisconsin Ag Supply Company, LLC with Deiss and Nugent Feed Company and built a new fertilizer plant in Ellsworth, Wisconsin.
2001 – Formed Red Wing Grain, LLC in with Cargill, Inc and leased a barge loading grain terminal on the Mississippi River in Red Wing, Minnesota.
2003 – Formed Western Wisconsin Nutrition, LLC with Deiss and Nugent Feed Company and brought feed milling functions to Goodhue, Minnesota.
2004 – Red Wing Grain, LLC bought the barge loading grain terminal it was leasing in Red Wing, Minnesota.
2005 – Purchased land in anticipation of constructing a new fertilizer facility in Goodhue, Minnesota in the summer of 2006.

Pending Equity and Other Transactions

In 2005 the members voted to amend the Cooperative's articles of incorporation to change to a stock based cooperative corporation. The details of this equity restructuring are discussed in the CAPITALIZATION section of this Offering Circular.

There are currently no mergers, acquisitions, spin-offs or other restructuring transactions pending or anticipated.

USE OF PROCEEDS

The initial issuance of Shares will be used to replace member allocated patronage income credits on the books of the Cooperative. This will result in no cash proceeds being received.

The Cooperative's cash flow requirements are being met from its available resources, ongoing operations and financing arrangements in place. The Cooperative does not anticipate any cash flow or liquidity problems in the coming 12 months. Major upcoming cash expenditures include $700,000 for equipment replacements and upgrades, $600,000 for patronage income distributions to members and $ 2.5 million for construction of new fertilizer facilities in Goodhue, Minnesota. The Cooperative is not in default on any loan or obligation, there are no unpaid judgements or liens and trade payables are all being paid within normal terms. Issuance of the Shares is not being done for cash to meet immediate operating or asset acquisition financing needs.

In subsequent years, Shares are expected to be issued for new investment that will generate funds, the amount of which is presently indeterminable, that will be added to the Cooperative's general working capital, used to finance future construction projects in the normal course of business and/or applied to reduce debt. No specific use of these future anticipated funds has been established at this time.

CAPITALIZATION

Debt

Short Term – The Cooperative has a line-of-credit with CoBank of $6,500,000 to meet seasonal cash flow needs. This loan has a variable interest rate based on market rates that was 6.00% at August 31, 2005 and matures March 1, 2006. The balance at August 31, 2005 was $ 0. This loan arrangement is secured by the same assets as the long-term loan with CoBank described below.

Payments due on long-term debt in the next twelve months total $ 588,000.

Long Term – Obligations maturing over one year from the end of the Cooperative's fiscal year include:

CoBank - The Cooperative has a term loan with CoBank that matures on March 20, 2010. This loan is being repaid at the rate of $49,000 per month plus interest at a variable rate that was 6.25% at August 31, 2005. The balance of this loan at August 31, 2005 is $ 2,769,000. The short and long term loans with CoBank are secured by essentially all of the tangible and non-tangible assets of the Cooperative. The CoBank loans also include loan restrictions and covenants that require the Cooperative to maintain certain debt to equity and other ratios and minimum working capital of $2,200,000 at August 31, 2005.

Patron Investment Notes - The Cooperative has unsecured promissory notes issued to patrons that mature September 15 of each year. The notes automatically renew unless the holder requests payment. At September 15, 2005 there were notes from thirteen (13) current or former member/patrons who were all residents of Minnesota that total $ 945,113. This amount includes $ 169,053 issued in new note principal since September 16, 2004. During the same period $ 447,563 was paid to retire notes previously issued. Interest is accrued and compounded monthly and paid at the note maturity date each year at the direction of the note holder either in cash or by adding the accrued interest to the principal amount of note being renewed. New note principal since September 16, 2004 includes $ 14,412 of compounded interest. The annual interest rate on these notes is five percent (5%).

Members' Equity

As an agricultural cooperative organized on a non-stock basis the Cooperative's present capital structure consists only of allocated and unallocated net earnings.

Allocated Equities - Allocated equities consist of the unredeemed retained portion of prior year patronage income allocated to individual members. Such allocations of each year's net patronage source income are made on a patronage basis to members based on their business with the Cooperative for that year. The balance of these equities, before allocations to be made for the fiscal year ending August 31, 2005 is $9,489,332 comprised of allocation amounts back to the 1991 – 1992 fiscal year.

These allocations are subject to redemption at the sole discretion of the board of directors based on the financial strength and position of the Cooperative. In recent years the Cooperative has followed a pattern of redeeming patronage income allocations within ten to twelve years. The

Cooperative has also followed a discretionary policy of redeeming allocated patronage income accounts in the estates of deceased members.

General Reserve - The general reserve consists of accumulated after tax net earnings from non-patronage income and minor amounts of patronage income not allocated to member patrons. Such income is retained by the Cooperative and not allocated to individual members.

<u>Changes Being Implemented</u>

Common Stock - The Cooperative was formed in 1996 on a non-stock basis. In 2005 the members voted to amend the Cooperative's articles of incorporation to change to a stock corporation. This action established a requirement for a voting member to be the holder of one share of common stock with a par value of $1,000. The amended articles authorize the issuance of ten thousand (10,000) shares of common stock.

Current members eligible for continued membership will have $1,000 of their allocated patronage credits on the books of the Cooperative redeemed and transferred to cover the price of their common stock share. Those current members who do not have $1,000 of allocated patronage credits and non-member patrons who are eligible for and desire membership in the Cooperative will have the opportunity to pay the balance due for their stock share or have their future patronage income allocations accumulated in a stock credit account until sufficient to pay the balance of the purchase price of the stock share in full.

Based on the number of currently eligible members, this structure change will result in just over $1 million being reclassified from Allocated Equities to Common Stock. As part of its implementation plan for this stock transaction the requisite amount of allocated patronage credits for each member has been redeemed and transferred to a stock credit account as of August 31, 2005. The issuance of the common stock shares to eligible members to complete this conversion is planned to be finished before the end of 2005.

Preferred Stock - The amended articles of incorporation also authorize the issuance of up to five hundred thousand (500,000) shares of no par value preferred stock. The articles authorize the board of directors to issue preferred stock as they deem appropriate in multiple series and under the terms and conditions that they establish.

Class A - The board has approved the issuance of the series of Class A Preferred Stock that is covered in this Offering Circular. See DESCRIPTION OF SECURITIES herein.

Class B - The board has also approved the creation of a series of Class B preferred stock with 2,000 shares available for issuance. These non-voting shares have a stated value of $1,000 per share and pay a non-cumulative variable annual dividend of up to five percent (5%) as determined by the board of directors. Class B preferred stock has a priority on dissolution over allocated equities and common stock, but not over Class A preferred stock. This series is established for conversion, at the discretion of the board of directors, of funds represented by cancelled common stock shares belonging to members who no longer meet the eligibility requirements to retain their voting member status. It is expected that very few shares of this stock series will be issued over time.

As of the date of this Offering Circular the Cooperative has issued no shares of any stock series.

DESCRIPTION OF SECURITIES

The securities being offered hereby are: Class A Preferred Stock Shares

Description

These Shares have the following characteristics:

- One hundred dollars ($100) stated value per share set by the board of directors
- Non-voting
- Variable non-cumulative annual dividend up to eight percent (8.00%) at the discretion of the board of directors
- Preference over allocated equities and common stock upon dissolution of the Cooperative.
- Are only transferable on the books of the Cooperative upon the approval of the board of directors.
- May be issued in uncertificated form and in fractional shares

The board of directors has currently approved 100,000 shares of this series to be issued over time, with up to 50,000 shares to be issued in this offering. Class A Preferred Stock is not convertible to any other stock series, is not callable and has no other preferences or rights than those stated above. There is no minimum number of Shares required to be issued in this offering.

As equity instruments, the dividends payable on the Shares may be subject to restrictions in covenants of loan agreements entered into from time to time by the Cooperative. At the present time no such restrictions are in effect.

Restrictions

Issuance of the Shares is restricted as follows:

(1) Shares may only be acquired by residents of Minnesota and Wisconsin.

(2) No more than $5 million of Shares (50,000 shares) will be issued within the twelve months before the start of and during this offering, less the aggregate offering price of any other securities issued by the Cooperative during the same period.

(3) Priority in the issuance of Shares in the first twelve month period from the date of this Offering Circular will be given to holders of allocated patronage income credits who agree to accept the Cooperative's offer to convert those credits to the Shares based on a forty percent (40%) discount applied to the amount of credits being converted.

(4) Holders of the Shares can only transfer the shares with approval of the Cooperative's

board of directors as recorded in the books and records of the Cooperative.

Certificates or other documentation representing the shares will bear a legend notifying holders of these restrictions.

Market and Liquidity

Potential investors should be aware that there is no public market for the Shares.

The Cooperative will, on a best efforts basis for the benefit of its shareholders, administer an informal market by maintaining lists of holders with available shares for sale and interested buyers. Subject to approval of the transfer by the Cooperative's board of directors, holders of the Shares may negotiate the sale of their Shares to potential buyers from the Cooperative's list or otherwise located by the holder.

Although the Cooperative's board of directors may at its sole discretion repurchase Shares in varying amounts from time to time at par or another price determined by the board based on financial circumstances at the time, the Cooperative has no obligation to repurchase Shares in any amount at any price at any time.

There is no assurance that an investor may be able to sell Shares within any desired timeframe. No commitment or guarantee has or will be made by the Cooperative to any investor as to what price might be received in a negotiated sale of the Shares, nor does the Cooperative have any obligation to make such a guarantee.

Given these circumstances an investor must be ready to hold the Shares for an indefinite period of time until an acceptable sale can be negotiated. Therefore, investment in Shares should be seen as illiquid and this attribute of Share ownership seriously considered in light of the investor's need for liquidity before acquiring Shares.

Dilution

The Cooperative has presently issued no stock of any series other than what is described in this Offering Circular. There are no warrants, options or other contracts for sale of stock in existence as of the date of this Offering Circular. Therefore, investors purchasing the offered securities will have no dilution of their positions upon purchase. The relative success of this offering will affect the exact ownership percentage of outstanding preferred stock attained by each investor.

Although no plans currently exist for the issuance of other different classes of stock, the Board of Directors is authorized to issue different classes of preferred stock at its discretion.

PLAN OF DISTRIBUTION

The Cooperative is not using underwriters or selling agents for this offering. No commissions, finders' fees or any special compensation are being paid in conjunction with the issuance of the Shares.

The Cooperative's office staff is responsible for the distribution and administration of all series of securities being issued by the Cooperative to its members and other investors. See THE COOPERATIVE section of this Offering Circular for the Cooperative's employee in charge of matters related to this offering.

Conversion to, purchase and secondary transfers of the Shares are subject to certain restrictions. See DESCRIPTION OF SECURITIES herein.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

As a non-stock entity through 2005 the Cooperative has had no stock series outstanding on which to pay dividends or to redeem.

The Cooperative has issued promissory notes to Minnesota resident member/patrons for many years. The annual amounts paid to redeem these notes for the past five years are as follows:

Fiscal Year Ended August 31	Note Principal Redeemed
2001	$ 0
2002	86,476
2003	584,791
2004	132,379
2005	447,563

Distributions of patronage income have been made to members in cash and allocated credits each year on a patronage basis as have annual redemptions of prior year retained patronage income credits. These transactions in the past five fiscal years are as follows:

Fiscal Year Ended	Patronage Income Paid In		Prior Year Allocations
August 31	Cash	Allocations	Redeemed
2000	$ 293,220	$ 544,547	$ 275,865
2001	442,750	822,250	336,916
2002	689,500	1,280,500	364,690
2003	647,500	1,202,500	358,506
2004	480,000	720,000	357,586

OFFICERS AND KEY PERSONNEL

Officers

The following officers are directors of the Cooperative who carry out their duties on an as needed part time basis.

Brian E. Hokanson, President

Brian has served as president of the Cooperative for two years. He previously served a year as vice president and has been a board member for 5 years. His present term expires in December 2005. He has been a member of the Cooperative and a predecessor cooperative for twenty years.

Brian operates a 600-acre corn and soybean farm located in Leon and Wanamingo townships in Goodhue County Minnesota. He also custom combines another 400 acres. He is 38 years old and married with 3 children. Brian was born in Cannon Falls, Minnesota and grew up on a farm in Wanamingo Township raising dairy steers and cash cropping corn, soybeans and alfalfa.

Brian's education includes graduation from Wanamingo High School and Mankato State University (BS Math Education). He also has completed courses of study offered by the Minnesota Bankers Association and the Wisconsin Bankers Association in Loan Review & Risk Rating Analysis (1993), Ag Lending (1994) and the Advanced Agricultural Lending School (2004).

In addition to operating his farm, Brian has been employed by Security State Bank of Wanamingo since 1992 as an Ag Loan Officer. His other previous work experiences have included machine operations for Green Giant, driving a schools bus and building and grounds maintenance for Hennipen Technical Center.

Brian is very active in the community. He has served as president of the Goodhue County Bankers Association and is a member of the Minnesota Bankers Association Agricultural Policy Committee. He is a member of the Minnesota Farmers Union. Brian has served as chairman and vice-chairman of the Goodhue County Extension Committee. He has served as treasurer of Kenyon Wanamingo Friends of the Fields and as an elder of his church. Brian has been a volunteer youth basketball coach and as a basketball official for 15 years. He has been a 4H volunteer and serves on many other committees and in volunteer advisory positions in the Kenyon Wanamingo area. Brian has received an appreciation award from the Kenyon Wanamingo FFA and a state FFA degree.

Kevin J. O'Connor, Vice President

Kevin is in his first year as vice president of the Cooperative. He previously served 2 years as an advisor to the board and one year as a director. His present term ends in December 2006. He has been a member of the Cooperative and a predecessor cooperative for over 25 years.

Kevin operates an 880-acre dairy, beef and cash crop (corn, soybeans, hay, sweet corn, and peas) farm with his brother Rod in Belle Creek Township, Goodhue County, Minnesota. He grew up on the same farm where dairy, beef, hogs and cash crops were raised. Kevin, age 49, is married with 3 children and is a 1973 graduate of Goodhue High School.

Other cooperatives that Kevin is associated with as a member include Hastings Co-op Creamery, Central Livestock Association, Goodhue County Electric Co-op and Farm Country Co-op. He currently serves as secretary/treasurer of the Goodhue Community Fire Truck association and is a past treasurer of his church council.

Mark R. Yotter, Secretary

Mark has been secretary of the Cooperative for three years. He is in his eighth year as a director of the Cooperative. His present term expires in December 2006. He has been a member of the Cooperative and a predecessor cooperative for twenty-five years.

Mark currently operates a 235-head 600-acre dairy farm near Lake City, Minnesota. His farm grows corn, alfalfa, oats and barley. He grew up on a dairy/beef farm. He is 49 years old and is married with two children. He is a 1974 graduate of Lincoln High School in Lake City and studied carpentry for two years at Austin Area Vo-Tech School in Austin, Minnesota. He has worked in the construction industry.

Mark is a member of Land-O-Lakes and Genex Co-op. He has served for 12 years on his church school board of education including terms as the board's vice president and secretary. Mark has previously received recognition as Soil & Water Conservation Farmer of the Year for Wabasha County.

Key Management

The following key management personnel are full time employees and can be contacted at the Cooperative's business office in Goodhue, Minnesota. Management personnel may not serve as directors of the Cooperative, but may serve as directors of the subsidiary limited liability companies. Policy, strategic direction and major contracts are the responsibility of the board.

General Manager - **Gregory S. Schwanbeck**

Greg has served as the Cooperative's General Manager since its formation in 1996. He served as General Manager of one of the cooperatives that merged to form the Cooperative, Farmers Elevator Company in Lake City, Minnesota, from 1988 to 1996. He was also Assistant Manager of Farmers Elevator Company from 1983 to 1988.

Greg also is an officer of the three limited liability companies in which the Cooperative holds a 50% interest. He is President of both Western Wisconsin Ag Supply LLC and Western Wisconsin Nutrition LLC. He is Secretary of Red Wing Grain LLC.

His management career began in 1975 at Dairyman's Cooperative in Junction City, Wisconsin where he started as a management trainee and rose to the position of General Manager. From 1979 to 1983 he was employed by Lewiston Co-op in Lewiston, Minnesota as General Manager.

Greg lives in Lake City, Minnesota with his wife and two daughters. He is a 1971 graduate of Mayo High School in Rochester, Minnesota where he was born and grew up. Greg is a graduate of Rochester Junior College (1973) and Winona State College (1975) with a BA degree in business with course concentrations in business administration and marketing. He is 51 years old.

Assistant General Manager - **William T. Ahlbrecht**

Bill has served as the Assistant General Manager of the Cooperative since its formation in 1996. His primary focus is on the Cooperative's feed and grain departments. He served as General Manager of one of the cooperatives that merged to form the Cooperative, Goodhue Elevator, from 1987 to 1996.

Bill also serves as a board member of two of the three limited liability companies in which the Cooperative holds a 50% interest, Western Wisconsin Nutrition LLC and Red Wing Grain LLC.

His previous employment experiences have included serving as Agronomy Manager (1979-1983) and General Manager (1983-1987) for Concord Co-op in West Concord, Minnesota.

Bill, who is 49 years old, lives in Red Wing, Minnesota with his wife and two children. He grew up in Jordan, Minnesota where he graduated in 1974 from Jordan High School.

Controller - **Joel P. Eichelberger**

Joel has served in his present position for the Cooperative since its formation in 1996. His responsibilities also include accounting, financial reporting and managing financial matters for the Cooperative and the three limited liability companies in which the Cooperative owns a 50% interest. (Western Wisconsin Ag Supply, LLC, Western Wisconsin Nutrition, LLC and Red Wing Grain, LLC.)

Joel's professional career began in 1979 when he was employed for two years as accountant and office manager by Princeton Cooperative in Princeton, Minnesota. He moved on to Midland Cooperatives in Minneapolis for two years where he served as MARC representative / trainer. In 1981 he worked for Land O Lakes in Minneapolis as Member Management Information Services Director. From 1986 to 1996 Joel was employed by Farmers Elevator Company (predecessor to the Cooperative) in Lake City, Minnesota as Controller.

Joel is 48 years old and lives in Lake City, Minnesota with his wife and two daughters. He grew up on a dairy farm in Montevidco, Minnesota. He is a 1975 graduate of Central High School in Red Wing, Minnesota, Rasmussen College (1979 - Major in Accounting) and Anoka Ramsey Community College (1982-2 year Business Administration Program).

Joel serves on the Lake City Medical Center Foundation Board of Directors. He is a member of the North Central Chapter of the National Association of Accountants for Cooperatives.

DIRECTORS OF THE COOPERATIVE

In addition to the directors serving as officers of the Cooperative listed above the board of directors is made up of the following persons. There are a total of eleven (11) directors that are elected at the annual member meeting to staggered three-year terms.

Jason W. Acker

Jason, age 22, lives in Bay City, Wisconsin where he and his brother participate in the operation of their parent's 2,500-acre cash grain (corn and soybeans) farm. He grew up on that farm and attended high school (2001 graduate) in Ellsworth, Wisconsin. He earned an Associate Degree in Agri-Science (2003) from Chippewa Valley Technical College in Eau Claire, Wisconsin. He is a past President and Treasurer of the Ellsworth Chapter of FFA.

Jason is in the second year of his director term that ends in December 2007. He has been a member of the cooperative for four years.

Les M. Anderson

Les operates an 800-acre grain and hog farm in Cannon Falls, Minnesota where he grew up on a diversified livestock farm. He attended Red Wing Central High School (1979 graduate) and studied agriculture at the University of Minnesota. Les, age 44, is married with three daughters.

Les has been a director of the Cooperative since 1996 and has previously served as President and Vice-President. His present term expires in December 2005. In prior years he served as a director of Farmers Elevator, Lake City, Minnesota (1985 to 1996) and Farmers Elevator, Cannon Falls, Minnesota (1983 to 1985). He has also served as a director of 1st National Bank in Cannon Falls, Minnesota.

Carl M. Bang

Carl operates a livestock and grain farm near Red Wing, Minnesota. The farm is where Carl grew up and was formerly a dairy farm. Its present operations include beef cow-calf finish steers, sheep and cash crop corn. Carl is 55 years old and single. He is a graduate of Red Wing High School and holds a B.S. Degree from the University of Minnesota with a major in Animal Science.

Carl has been a member of the Cooperative and a predecessor cooperative since 1970. He has served as a director of the Cooperative since 1987. His present term ends in December 2005. He has held the positions of president and vice president of the Cooperative.

Carl serves as a director on the Goodhue County Fair Board (1972 to present time) where he has held the positions of president and vice president and has been a member of the executive committee. He has served on the Featherstone Township Planning Commission since 1999 where he has served terms as chairman and vice-chairman. Beginning in 2005 he is serving as Featherstone Township Supervisor. He is finance committee chairman for his church. Carl also served as district chairman or vice chairman of the American Milk Producers, Inc from 1980 to 2000.

Robert W. Hinsch

Robert grew up on a dairy farm in Goodhue, Minnesota and currently operates a 400-acre dairy farm with some dairy steers and cash grain production. He is 40 years old and married with four children. Robert is a graduate of Goodhue High School.

Robert is serving his first term as a director of the Cooperative. His present term expires in December 2008. He has been a member of the Cooperative and a predecessor cooperative since 1984.

Robert has been a member of Associated Milk Producers, Inc since 1984. He has been a member of the Goodhue Area Jaycees (1984–1998, President 1992), the St. Lukes Church Council (1998–2004, President 2001) and the Goodhue Evergreen Cemetery Association (1999 to present, President 2000).

Dale R. Kackmann

Dale operates a 550-acre dairy farm south of Lake City, Minnesota in partnership with his father. He grew up on this farm and has worked there all of his life. The farm includes 220 dairy cows and 220 head of young stock. Dale is a 1982 graduate of Lincoln High School in Lake City. He is 40 years old and married with two children.

Dale has served as a director of the Cooperative for 3.5 years and one year as a board advisory committee member. His present term ends in December 2007. He has been a member of the Cooperative and a predecessor cooperative for twenty-seven years.

Martin B. Kehren

Martin was born and grew up on the 1200 acre Lake City, Minnesota cash crop farm he now owns. The farm, located in Goodhue and Wabasha counties, was originally a beef farm, but now he grows field and sweet corn and beans. He also does custom hauling. A 1972 graduate of Goodhue, Minnesota high school, Martin, age 51, is married and has one daughter.

Martin has been a member of the Cooperative and a predecessor cooperative (Farmers Elevator in Lake City, Minnesota where he served as a director for seven years) for thirty-three years. He has served as a director of the Cooperative for eight years and has previously served as Secretary/Treasurer. His present term expires in December 2007.

Martin has served on the board of Hay Creek Mutual Insurance Company for the past eight years. He has been a director if the Goodhue County Corn Growers Board where he served as President for three years. He has served as an Elder and in various other committee and officer positions for his church and has been a Lion's Club member since 1991 where he is currently 1st Vice President and will serve as President next year.

Dale G. Krass

Dale was raised on a dairy farm in Merrill, Wisconsin. He currently owns a 1,800-acre grain farm with a drying facility Maiden Rock, Wisconsin. Dale is a 1968 graduate of Merrill High School and the two-year farm short course at Chippewa Valley Vocational Technology School. He also attended the University of Wisconsin for two years where his courses included agriculture classes. He has also attended various seminars on crop production, financial management and machinery management. Dale is 55 and is married with 4 daughters and 3 grandchildren.

Dale is in the second year of his term as a director of the Cooperative that ends in December 2006. He has been a member of the Cooperative and other cooperatives for 36 years. He is also currently a member of an electric cooperative and another agricultural cooperative in Wisconsin. Dale's other experience includes work in a gas station, a factory and on a dairy farm. He was in a family dairy farm partnership and managed a cash grain farm for 10 years. He also has held various positions of responsibility with his church.

Timothy C. Wiff

Tim has held the position of advisory board member since the fall of 2004. He has been a member of the Cooperative and a predecessor cooperative for 10 years. He is 49 years old and is married with two daughters. He is a graduate of Ellsworth (Wisconsin) High School and the two-year Ag Short Course at the University of Wisconsin – Madison.

Tim grew up on a cash crop and beef farm. He currently owns a 1600-acre crop farm located in Spring Valley, Pierce County, Wisconsin. The farm grows 850 acres of hay and 750 acres of cash crops (corn, soybeans, and barley). The farm operation includes custom feeding of 350 Holstein heifers for a dairy, pasturing 50 beef cows and selling the calves as feeders, feeding out 50-60 Holstein steers, custom planting and silage hauling.

Tim is a member of Farm Bureau. He serves on the board of trustees of his church. He is the Supervisor of the Town Board of Martel, Wisconsin where he also serves on the town's Comprehensive Growth Committee. Tim is also a director of the Ellsworth Area Ambulance Service.

Note: After reviewing the information concerning the background of the Cooperative's officers, directors and key management personnel, potential investors should consider whether or not these persons have adequate background and experience to strategically plan and operate the Cooperative and to continue its success. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL OWNERS

Operation on a cooperative basis means that the members of the Cooperative each have only one vote in the affairs of the Cooperative. Principal ownership and control is therefore shared by all eligible agricultural producer members. Net income from patronage sourced business is distributed to members based on their relative proportion of business done with the Cooperative for the period in which the income being allocated was earned.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND RENUMERATION

Relationships and Transactions

None of the Cooperative's officers, directors or key personnel are related. The Cooperative follows a policy of not hiring employees related to any of these persons unless the relationship is known and the position would not create any type of potential conflict.

Officers and directors are producer members who do business with the Cooperative on the same terms and conditions as all other members. The Cooperative has no loans to or other special financial arrangements with any officer, director or management employee, nor has it granted any of these persons or anyone else options or rights to purchase Shares at any different price or under different terms than any other member.

Officers, directors and key personnel are not required to personally sign or guarantee obligations of the Cooperative.

Remuneration and Employee Retention

Directors serve without compensation. They receive a per diem of $80 per meeting (to cover travel and other incidental meeting costs) which average about one per month over the course of the year. Other expenses incurred by directors in carrying out their responsibilities on behalf of the Cooperative are reimbursed upon presentation of appropriate documentation. Officers receive no compensation for serving in those positions.

Key personnel and other management staff including facility and department managers and marketing personnel are compensated in line with persons in similar positions of responsibility within the industry in the Minnesota/Wisconsin area. Compensation levels are reviewed periodically to assure that the Cooperative's pay and benefit levels remain competitive and attractive to the high quality employees needed to continue and expand the Cooperative's successful business operations. Employee performance is formally reviewed annually at all levels.

No employees have written employment agreements. All employment is on an at will basis. There are no deferred compensation or formal incentive compensation plans. Performance bonus amounts are approved from time to time by the board of directors when financial conditions justify such additional compensation. Management then decides how the bonus amount is distributed between individual employees. The Cooperative relies on competitive compensation and providing a good employment atmosphere to retain its employees.

Plans are in place and continually revised to back up all key positions and functions. The Cooperative does not rely on the services of any outside contract relationships to carry out any of its needed functions. The Cooperative does not maintain key man life insurance on any employees.

Indemnification

The bylaws of the Cooperative provide that to the fullest extent permitted by Minnesota law the directors, officers and employees of the Cooperative shall be indemnified against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement, actually and reasonably incurred by such person in carrying out their responsibilities to the Cooperative or to any entity to which they were requested to serve on the Cooperative's behalf.

In this connection, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1993 (the 'Act') may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

LITIGATION

The Cooperative is not a party to any current, pending or threatened litigation or administrative actions. The Cooperative's officers, directors and key personnel are not personally involved in any current, pending or threatened litigation or administrative actions that would affect the Cooperative's operations and/or financial position.

FEDERAL TAX ASPECTS

The Cooperative operates as a non-exempt (taxable) cooperative under Internal Revenue Code Sections 1382-1388 (referred to as Subchapter T).

Under this status the Cooperative is not subject to income taxes on patronage source income that it distributes as patronage dividends to its members and those other patrons with whom it has entered into a written patronage agreement. The income from non-member business and certain other non-patronage source income items is taxed at regular corporate income tax rates and retained by the Cooperative.

Dividends paid on Class A Preferred Stock are not deductible for tax purposes by the Cooperative. Such dividends may be charged against non-patronage income so as not to reduce the amount of patronage income distributable to members.

To maintain its cooperative tax status, the Cooperative is expected to conduct a minimum of 50 percent of its patron business with members to meet the IRS general requirements for operating on a cooperative basis.

The Cooperative is subject to state income tax on the portion of its business not conducted with agricultural producer members.

FINANCIAL STATEMENTS

Audited financial statements for the Cooperative's two most recent fiscal years are included as Attachment A to this Offering Circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELAVENT FACTORS

Management expects the Cooperative's financially successful operations to continue in coming years. The major concerns affecting future business activities are discussed in the RISK FACTORS section of this Offering Circular.

Gross margins for all product lines and services are expected to be comparable in the coming year to those attained in the current and immediately past years. These margin levels are consistent with industry averages as indicated in peer financial information comparisons provided by CoBank.

The Cooperative intends to take advantage of any reasonable opportunities to expand its profitable business activities that become available in the future including potential joint ventures, mergers or new market areas or segments. As consolidation continues in the ag economy among both producers and business entities serving those producers such steps are necessary to build efficiencies and economies of scale to competitively serve the marketplace. Capital will be required to make these moves.

Technology changes and pressures for higher volume efficiencies will require increasing amounts of capital for facility and equipment acquisitions and improvements. The aging of the farmer population will lead more and more to retired members expecting the return of their allocated equity investments in the Cooperative.

These factors are forcing the Cooperative to take steps expand and make more permanent its equity capital structure. This is the reason for the issuance of the Shares. The Cooperative anticipates over the next few years to convert a large part of its allocated equities to Shares. This will relieve the Cooperative of the pressure to redeem a portion of the equities each year and give the members liquidity of their investment through the ability to sell and otherwise transfer the Shares. The expected dividend stream and the financial strength of the Cooperative will give value to the Shares.

Over time the Cooperative expects to attract additional equity capital through issuance of Shares to current and past members and other outside investors. The annual dividend obligation created by the issuance of a growing amount of Shares will be primarily paid from net income from non-member / non-patronage business. This means net patronage income available for allocation to members should not be reduced in the process of building the new capital structure.

SIGNATURE

The Cooperative has duly caused the Offering Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Goodhue, State of Minnesota

AG PARTNERS COOP

Date: 10-17, 2005 [signature]

Brian E. Hokanson, President

********** ********** **********

AG PARTNERS COOP

Offering Circular

Attachment A

Financial Statements

AG PARTNERS COOP

Goodhue, Minnesota

Financial Statements
August 31, 2005 and 2004

TABLE OF CONTENTS

	Page
ORGANIZATION AND PERSONNEL	1
INDEPENDENT AUDITOR'S REPORT	2
FINANCIAL STATEMENTS	
Balance Sheets	3
Statements of Operations	4
Statements of Cash Flows	5
Statements of Patrons' Equities	6
Notes to Financial Statements	7

AG PARTNERS COOP

ORGANIZATION

Date Organized	April 1, 1996
Under Laws of State of	Minnesota
Fiscal Year End	August 31

OFFICERS, DIRECTORS AND MANAGEMENT

			Term Ending
Brian Hokanson	Cannon Falls, Minnesota	President	2005
Kevin O'Connor	Goodhue, Minnesota	Vice President	2006
Mark Yotter	Lake City, Minnesota	Secretary	2006
Marty Kehren	Lake City, Minnesota	Treasurer	2007
Les Anderson	Cannon Falls, Minnesota	Director	2005
Carl Bang	Goodhue, Minnesota	Director	2005
Dale Kackman	Lake City, Minnesota	Director	2007
Jay Acker	Bay City, Wisconsin	Director	2007
Dale Krass	Maiden Rock, Wisconsin	Director	2006
Robert Hinsch	Goodhue, Minnesota	Director	2007
Greg Schwanbeck	Lake City, Minnesota	Manager	
Tim Wiff	Spring Valley, Wisconsin	Advisor	

Carlson Highland & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Partners
Dean Birkeland, CPA
Glen Bundy, CPA
Dale Carlson, CPA
Randall Highland, CPA
Margo Rosen, CPA
James Schuetzle, CPA
Roger Van Someren, CPA



"Through the doors, to experience"

Offices
Amery, Wisconsin
Battle Lake, Minnesota
Fergus Falls, Minnesota
Minneapolis, Minnesota
New Ulm, Minnesota
Osceola, Wisconsin
Wadena, Minnesota

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ag Partners Coop
Goodhue, Minnesota

We have audited the accompanying balance sheets of Ag Partners Coop as of August 31, 2005 and 2004, and the related statements of operations, cash flows, and patrons' equities for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ag Partners Coop as of August 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carlson Highland & Co. LLP

Amery, Wisconsin
October 6, 2005

AG PARTNERS COOP
BALANCE SHEETS
August 31, 2005 and 2004

ASSETS

	2005	*2004*
CURRENT ASSETS		
Cash and cash equivalents	$ 3,271,299	$ 1,391,512
Marketable securities	-	17,588
Receivables, net	4,492,700	4,581,528
Prepayments	449,226	358,964
Inventories	4,500,888	2,277,912
Prepaid expense	38,410	43,920
Total Current Assets	12,752,523	8,671,424
OTHER ASSETS		
Investments in cooperatives	3,293,679	3,247,233
Investments in limited liability companies	4,226,448	4,463,265
Long-term receivables	136,175	159,565
Goodwill	258,998	266,665
Total Other Assets	7,915,300	8,136,728
PROPERTY AND EQUIPMENT		
Property and equipment	16,993,685	16,083,307
Less accumulated depreciation	11,860,538	10,847,168
Net Property and Equipment	5,133,147	5,236,139
TOTAL ASSETS	$25,800,970	$ 22,044,291

LIABILITIES AND PATRONS' EQUITIES

	2005	2004
CURRENT LIABILITIES		
Current portion of long-term debt	$ 588,000	$ 588,000
Accounts payable	2,517,540	1,221,279
Patron credit balances	3,399,213	2,217,168
Grain payable	123,387	156,093
Accrued expenses and other liabilities	838,192	691,527
Income tax payable	457,917	74,114
Patronage payable in cash	620,000	480,000
Total Current Liabilities	8,544,249	5,428,181
LONG-TERM DEBT	3,126,114	3,993,166
Total Liabilities	11,670,363	9,421,347
PATRONS' EQUITIES		
Stock credits	3,298,287	-
Allocated equities	4,094,949	8,769,332
Patronage payable in equities	620,000	720,000
General reserve	6,117,371	3,133,612
Total Patrons' Equities	14,130,607	12,622,944
TOTAL LIABILITIES AND PATRONS' EQUITIES	$25,800,970	$ 22,044,291

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2005 and 2004

	2005	Percent of Sales	2004	Percent of Sales
SALES	$ 59,771,840	100.0 %	$ 51,873,018	100.0 %
COST OF SALES	48,384,694	80.9	41,400,432	79.8
GROSS MARGIN	11,387,146	19.1	10,472,586	20.2
OPERATING EXPENSES				
Merchandising				
Salaries and wages	3,907,479		3,602,668	
Payroll taxes	307,439		275,512	
Employee fringe benefits	562,541		440,024	
Contract labor	51,680		38,597	
Truck expense	764,481		649,082	
Supplies	55,642		67,118	
Utilities	508,088		201,070	
Repairs and maintenance	568,091		418,668	
Advertising	58,172		50,500	
Mileage and meeting	73,775		57,841	
Other merchandising	9,962		12,821	
Total Merchandising	6,867,350	11.5	5,813,901	11.2
General				
Property taxes	134,524		143,104	
Insurance	304,109		334,632	
Depreciation and impairment	1,271,128		1,199,252	
Rental expense	371,274		293,829	
Miscellaneous expense	161,405		131,628	
Total General	2,242,440	3.8	2,102,445	4.1
Administrative				
Directors fees and expense	28,104		12,471	
Office supplies and postage	56,323		46,113	
Telephone	60,487		82,475	
Professional services	74,838		72,742	
Data processing	40,650		57,200	
Total Administrative	260,402	0.4	271,001	0.5
TOTAL OPERATING EXPENSES	9,370,192	15.7	8,187,347	15.8
NET OPERATING MARGIN	2,016,954	3.4	2,285,239	4.4
OTHER INCOME (EXPENSE)				
Interest income	38,825		61,165	
Finance charges	152,772		125,996	
Other income, net	7,628		6,898	
Bad debt expense	(21,924)		49,267	
Interest expense	(378,245)		(373,736)	
Total Other Income (Expense)	(200,944)	(0.3)	(130,410)	(0.3)
LOCAL NET MARGIN	1,816,010	3.1	2,154,829	4.1
VITAMIN LITIGATION SETTLEMENT	962,180	1.6	-	-
PATRONAGE REFUNDS RECEIVED	190,576	0.3	132,846	0.3
MARGIN BEFORE INCOME TAXES	2,968,766	5.0	2,287,675	4.4
INCOME TAXES	468,000	0.8	250,000	0.5
MARGIN BEFORE DISTRIBUTION	$ 2,500,766	4.2 %	$ 2,037,675	3.9 %

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Margin before distribution	$ 2,500,766	$ 2,037,675
Adjustments to reconcile net margin before distribution to net cash provided by operating activities		
Depreciation and impairment	1,271,128	1,199,252
Non-cash portion of patronage refunds received	(114,582)	(84,127)
Income from limited liability companies	(28,372)	(607,354)
Gain on disposition of property and equipment	(16,063)	(35,311)
Loss on disposition of marketable securities	2,470	-
Net operating changes in		
Receivables, net	77,637	(185,428)
Prepayments	(90,262)	1,665,921
Inventories	(2,222,976)	(497,220)
Prepaid expense	5,510	127,897
Accounts payable	1,296,261	114,287
Patron credit balances	1,182,045	(32,701)
Grain payable	(32,706)	(143,235)
Accrued expenses and other liabilities	530,468	285,896
Net Cash Provided by Operating Activities	4,361,324	3,845,552
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposition of property and equipment	31,251	66,345
Acquisition of property and equipment	(1,155,657)	(1,152,429)
Decrease in long-term receivable	23,390	19,033
Acquisition of goodwill	(20,000)	-
Acquisition of marketable securities	(32,351)	(17,588)
Proceed from disposition of marketable securities	47,469	-
Investments in other cooperatives - retirements	68,136	48,907
Investment in limited liability companies - redemptions	265,189	200,000
Investment in limited liability companies - contributions	-	(2,000,000)
Net Cash Used for Investing Activities	(772,573)	(2,835,732)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on long-term debt	18,486,271	6,161,216
Payments on long-term debt	(19,353,323)	(4,461,754)
Patronage paid in cash	(482,324)	(623,068)
Net payments in seasonal financing	-	(1,063,749)
Equity retirements	(359,588)	(353,194)
Equities reinstated	-	4,922
Net Cash Used for Financing Activities	(1,708,964)	(335,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,879,787	674,193
BEGINNING CASH AND CASH EQUIVALENTS	1,391,512	717,319
ENDING CASH AND CASH EQUIVALENTS	$ 3,271,299	$ 1,391,512
SUPPLEMENTAL DISCLOSURES		
Cash payments during the year for		
Interest	$ 380,411	$ 370,053
Income tax	$ 83,662	$ 157,866
Net changes of short-term indebtedness include		
Borrowing	$ 39,798,017	$ 49,167,095
Repayments/transfers	$ 39,798,017	$ 50,230,844

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
STATEMENTS OF PATRONS' EQUITIES
For the Years Ended August 31, 2005 and 2004

	Stock Credits	*Allocated Equities*	*Patronage Payable in Equities*	*General Reserve*	*Margin to be Distributed*	*Total*
BALANCE, AUGUST 31, 2003	$ -	$ 7,965,239	$ 1,202,500	$ 2,225,762	$ -	$ 11,393,501
Add						
Equities reinstated	-	4,922	-	-	-	4,922
Undistributed cash refunds	-	-	-	24,432	-	24,432
Deduct						
Redemption of equities	-	(357,586)	-	-	-	(357,586)
Transfers						
Equity distribution	-	1,156,757	(1,202,500)	45,743	-	-
Margin before distribution	-	-	-	-	2,037,675	2,037,675
Deferred equities	-	-	-	346,776	(346,776)	-
General reserve	-	-	-	490,899	(490,899)	-
Patronage payable in cash	-	-	-	-	(480,000)	(480,000)
Patronage payable in equities	-	-	720,000	-	(720,000)	-
BALANCE, AUGUST 31, 2004	-	8,769,332	720,000	3,133,612	-	12,622,944
Deduct						
Redemption of equities	-	(359,588)	-	-	-	(359,588)
Additional cash refunds	-	-	-	(2,324)	-	(2,324)
Equities applied against receivables	-	(11,191)	-	-	-	(11,191)
Transfers						
Equity distribution	-	723,485	(720,000)	(3,485)	-	-
Equity restructuring	3,298,287	(5,027,089)	-	1,728,802	-	-
Margin before distribution	-	-	-	-	2,500,766	2,500,766
Deferred equities	-	-	-	143,064	(143,064)	-
General reserve	-	-	-	1,117,702	(1,117,702)	-
Patronage payable in cash	-	-	-	-	(620,000)	(620,000)
Patronage payable in equities	-	-	620,000	-	(620,000)	-
BALANCE, AUGUST 31, 2005	$ 3,298,287	$ 4,094,949	$ 620,000	$ 6,117,371	$ -	$ 14,130,607

(The accompanying notes are an integral part of these financial statements.)

AG PARTNERS COOP
NOTES TO FINANCIAL STATEMENTS

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

ORGANIZATION – The Association is a locally owned farm supply cooperative with operations in Southeast Minnesota and Western Wisconsin. The Association is organized and operated on a cooperative basis. As such, margins at the end of the year are distributed back to patrons based on the amount of business done with the Cooperative. These distributions take the form of equity credits and cash.

USE OF ESTIMATES – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

CONCENTRATION OF RISK – The Association grants credit to customers, substantially all of whom are local residents involved in agribusiness industries.

The Association maintains all of its cash and temporary investments in bank deposit accounts located in the trading area, CoBank and with CHS, Inc.. Amounts in bank deposit accounts, at times, may exceed federally insured limits. Amounts on deposit with CoBank and CHS, Inc. are uninsured, but are backed by the assets of the organizations. Balances on deposit at the commercial banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured.

CASH AND CASH EQUIVALENTS – For purposes of the Statements of Cash Flows, the Association considers CoBank surplus funds and CHS, Inc. draft account to be cash equivalents.

RECEIVABLES, NET – Receivables are shown on the balance sheets net of the allowance for doubtful accounts. The allowance is based on historical bad debt experience and a current evaluation of the aging and collectibility of receivables, less any un-revolved patronage. Receivables are considered past due when payment is not received within the period allowed under terms of the sale. The Association generally discontinues interest accrual when a receivable is referred to a collection agency. Periodically, the Association's board of directors reviews past due receivables and charges-off uncollectible accounts after all reasonable collection efforts have been exhausted. For tax purposes, bad debts are accounted for using the direct write-off method as required by federal income tax regulations. This book/tax difference is reflected in the deferred (prepaid) patronage reserve.

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis with the exception of the grain inventory that is valued at market and is adjusted to reflect significant net gains and/or losses on open contracts. For tax purposes, certain operating expenses are capitalized. The difference is reflected in the deferred (prepaid) patronage reserve.

(Continued)

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

DERIVATIVES – The Association is exposed to risk from fluctuations in the market prices of grain inventories and related fixed price commitments for purchase and sale of grain. The Association follows the general policy of hedging those risks with futures and options contracts. These contracts are effective economic hedges of specified risks, although they are not designated as and accounted for as hedging instruments. The Association maintains a net hedged position, with pre-approved open position limits. Gains and losses on the futures and options contracts are included in cost of sales for the related commodity in the statements of operations.

INVESTMENTS IN COOPERATIVES – Investments in cooperatives represent unredeemed patronage allocations and stock. Stock is carried at cost or the stated value of patronage allocation notices. They are recognized in the year notice of allocation is received and are redeemable only at the option of the issuing cooperative.

INVESTMENTS IN LIMITED LIABILITY COMPANIES – The Association is an owner in limited liability companies. The equity method is being used to account for these investments. The equity method of accounting is used when the Association has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Association's share of undistributed earnings or losses of these entities.

GOODWILL – Goodwill is reported at the lower of carrying value or fair value. The Association annually evaluates the carrying value of goodwill to determine if impairment has occurred. If impairment is determined, goodwill is adjusted to fair value and an impairment loss is recorded in the financial statements.

PROPERTY AND EQUIPMENT – Land and depreciable assets are valued at cost. For book purposes, depreciation is calculated using the straight-line method with an equal amount being expensed each year over the estimated lives of the individual assets. When property and equipment is sold or retired, any resulting gain or loss is reflected in current operations. For tax purposes, depreciation is calculated in accordance with an acceptable tax method. The difference is reflected in the deferred (prepaid) patronage reserve.

FAIR VALUE OF FINANCIAL INSTRUMENTS – All financial instruments are carried at amounts that approximate estimated fair value, except for investments in other cooperatives for which it is not practicable to determine fair value. Cooperative investments are not transferable, redeemable only at the discretion of the board of directors of the other cooperatives and such investments are made primarily to obtain the benefits offered by affiliation rather than return-on-investment or for capital-appreciation purposes.

LONG-LIVED ASSETS – Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on these assets are recognized based on the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(Continued)

(1) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

ADVERTISING – The Association expenses advertising costs as they are incurred.

INCOME TAXES – The Association is a non-exempt cooperative. As such, it is subject to federal and state income taxes with respect to margins which are not allocated to patrons and certain non-patronage income. Deferred income tax relating to non-patronage income is not significant and has not been recorded in the financial statements.

RECLASSIFICATIONS – Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

(2) **MARKETABLE SECURITIES** – The Association disposed of its available-for-sale securities during the year ended August 31, 2005. Proceeds from the sale of available-for-sale securities were $47,469 and $0 during 2005 and 2004, respectively. Gross realized losses on those sales during 2005 and 2004 were $2,470 and $0, respectively.

(3) **RECEIVABLES, NET**
A summary of trade and other receivables is as follows:

	2005	*2004*
Accounts receivable - trade	$ 3,966,488	$ 3,315,042
Vendor receivables	112,562	838,614
Hedge accounts	-	6,462
Notes receivable	21,192	23,068
Other receivables	407,458	413,342
	4,507,700	4,596,528
Less allowance for doubtful accounts	15,000	15,000
Total	**$ 4,492,700**	**$ 4,581,528**
Trade receivables over 90 days old	**$ 296,555**	**$ 57,297**

(4) **INVENTORIES**
The major classifications of inventories are as follows:

	2005	*2004*
Grain	$ 594,919	$ 361,199
Feed, seed, merchandise	568,553	519,325
Fertilizer	2,005,260	893,263
Chemicals	1,136,937	372,545
Petroleum	195,219	131,580
Total	**$ 4,500,888**	**$ 2,277,912**

(4) **INVENTORIES** - Continued

In addition to owned inventories, the Association has grain on hand that is stored for others. As a licensed warehouseman, the Association is liable for any deficiencies of grade or shortages that may arise in connection with the storage of grain. The value of stored grain at August 31 is as follows:

	2005	*2004*
Corn	$ 837,425	$ 543,840
Soybeans	442,593	184,057
Oats and other grains	38,875	53,569
Total	**$ 1,318,893**	**$ 781,466**

(5) **INVESTMENTS IN COOPERATIVES**

The principal investments in other cooperatives are:

	2005	*2004*
CHS, Inc.	$ 1,459,971	$ 1,444,465
Land O'Lakes, Inc.	1,285,102	1,279,941
CoBank	401,674	376,489
All other	146,932	146,338
Total	**$ 3,293,679**	**$ 3,247,233**

In addition to the above, the Association has received nonqualified patronage from Land O'Lakes, Inc., $370,029; CHS Inc., $33,091; and West Central Cooperative, $6,523. The nonqualified patronage will be recognized on the financial statements at such time as it is revolved.

(6) **INVESTMENT IN LIMITED LIABILITY COMPANIES**

Red Wing Grain, LLC

The Association is a 50% owner in Red Wing Grain, LLC. The LLC was formed for the purpose of operating grain marketing facilities in southeastern Minnesota. The LLC's fiscal year end is May 31.

Substantially all sales are made to Cargill, Inc.

Below is selected summarized information included in the financial statements relating to the Association's investment in Red Wing Grain, LLC.

	2005	*2004*
Percent of equity	50%	50%
Investment in limited liability company	$ 2,958,458	$ 3,311,005
Receivables	$ 17,633	$ -
Payables	$ -	$ -
Sales and service revenue	$32,606,580	$51,334,295
Cost of sales	$31,829,966	$49,775,395
Expenses, net	$ 1,129,161	$ 1,298,048
Net income (loss)	$ (352,547)	$ 260,852

(Continued)

(6) **INVESTMENT IN LIMITED LIABILITY COMPANIES** - Continued

Western Wisconsin Ag Supply, LLC

The Association is a 50% owner in Western Wisconsin Ag Supply, LLC. The LLC was formed for the limited purpose of procuring and marketing agronomy products. The LLC has an August 31 year end.

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Ag Supply, LLC.

	2005	*2004*
Percent of equity	50%	50%
Investment in limited liability company	$ 953,592	$ 941,989
Receivables	$ 491,610	$ 137,440
Payables	$ 289,728	$ 61,318
Sales and service revenue	$ 4,628,028	$ 4,121,444
Cost of sales	$ 3,465,143	$ 3,015,119
Expenses, net	$ 913,782	$ 837,511
Net income	$ 249,103	$ 268,814

Western Wisconsin Nutrition, LLC

The Association is a 50% owner in Western Wisconsin Nutrition, LLC. The LLC was formed for the limited purpose of procuring and marketing feed products. The LLC has an August 31 year end.

Below is selected summarized information included in the financial statements relating to the Association's investment in Western Wisconsin Nutrition, LLC.

	2005	*2004*
Percent of equity	50%	50%
Investment in limited liability company	$ 314,398	$ 210,271
Receivables	$ 221,352	$ 568,993
Payables	$ 14,415	$ 1,009
Sales and service revenue	$ 4,327,351	$ 4,190,104
Cost of sales	$ 3,415,229	$ 3,417,531
Expenses, net	$ 780,307	$ 694,885
Net income	$ 131,815	$ 77,688

(7) **GOODWILL**

The changes in the carrying amount of goodwill for the years ended August 31 are as follows:

	2005	*2004*
Balance, beginning of year	$ 266,665	$ 293,332
Additions	20,000	-
Impairment loss	(27,667)	(26,667)
Balance, end of year	**$ 258,998**	**$ 266,665**

(Continued)

(7) **GOODWILL** - Continued

The fair value of the various customer lists are tested annually for impairment. Management has determined that impairment exists based on present earnings and future earning projections.

(8) **PROPERTY AND EQUIPMENT**

The cost of property and equipment consists of the following:

	2005	*2004*
Land and land improvements	$ 662,928	$ 652,108
Buildings	2,315,700	2,317,521
Machinery and equipment	11,284,194	10,628,436
Vehicles	2,720,863	2,480,399
Construction in progress	10,000	4,843
Total	**$16,993,685**	**$16,083,307**

Depreciation expense on property and equipment amounted to $1,243,461 and $1,172,585 for the years ended August 31, 2005 and 2004, respectively.

The construction in progress at August 31, 2005 is a $5,000 down payment on land and a $5,000 down payment on a tank.

(9) **LINE OF CREDIT**

The Association has a line of credit with CoBank totalling $8,500,000 under which the Association may borrow at a variable rate of interest. It is secured by the same assets as shown under long-term debt. There were no amounts outstanding under this line of credit at August 31, 2005 and 2004. The maturity date is March 1, 2006.

(10) **LONG-TERM DEBT**

Long-term debt at August 31 is as follows:

	2005	*2004*
CoBank	$ 2,769,000	$ 3,357,000
Patron promissory notes	945,114	1,224,166
	3,714,114	4,581,166
Less current portion	588,000	588,000
Total	**$ 3,126,114**	**$ 3,993,166**

The loan with CoBank is secured by essentially all of the tangible and intangible assets of the Association. The loan is being repaid at the rate of $49,000 per month plus interest. The variable rate of interest on the term loan is 6.25% at August 31, 2005 (4.16% - 2004). The loan agreement with the Bank prohibits selling or merging assets other than in the normal course of business and incurring additional debt without the Bank's approval. The Company is also required to maintain specific financial ratios. At August 31, 2005, the Company is in compliance with these covenants.

(Continued)

(10) **LONG-TERM DEBT** - Continued

The Association has unsecured patron promissory notes that mature on September 15, 2006. The variable rate of interest on the promissory notes is 5.00% at August 31, 2005 and 2004.

Amounts due on long-term debt in each of the next five years are as follows: 2006 $588,000; 2007 $1,533,114; 2008 $588,000, 2009 $588,000 and 2010 $ 417,000.

(11) **CONTINGENCIES**

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Ag Supply, LLC with Associated Bank, Red Wing up to $3,500,000.

Ag Partners Coop has an obligation to guarantee the indebtedness of Western Wisconsin Nutrition, LLC with Associated Bank, Red Wing up to $1,000,000.

The Association is subject to federal and state regulations regarding the care, delivery and containment of petroleum and agronomy products which the Association either does handle or has handled. Accordingly, a contingent liability exists with respect to these products.

(12) **CAPITAL STOCK**

On March 10, 2005 the Association's membership voted to approve amendments to the Articles of Incorporation that restructured the Association's equity.

As stated in the amended Articles of Incorporation, the authorized capital stock of the Association consists of 500,000 shares of preferred stock - no par value and 10,000 shares of common stock - $1,000 par value.

The Association's preferred stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the board of directors. The annual dividend is variable non-cumulative up to 8%, and is paid at the discretion of the board of directors. There is to be no ownership restrictions other than the requirement to comply with any applicable securities laws. The Association has approved and authorized the discounting of allocated equities in anticipation of the issuance of preferred stock to members in redemption of such allocated equities.

The Association's common stock is voting stock and may be held only by producers of agricultural products who have met the Association's requirements for membership. Only one share of common stock representing one vote in the affairs of the Association may be issued to and held by each eligible member.

As of August 31, 2005 the Association has transferred $3,298,287 from allocated equities to stock credits. These stock credits will be issued as preferred and common stock upon final approval from the Securities Exchange Commission.

(Continued)

(13) GENERAL RESERVE

The general reserve is composed of the following:

	2005	*2004*
Unallocated capital	$ 5,409,363	$ 2,536,855
Deferred (prepaid) patronage from		
Doubtful accounts	(15,000)	(15,000)
Inventories	(83,491)	(51,678)
Depreciation	806,499	663,435
Total	**$ 6,117,371**	**$ 3,133,612**

(14) PENSION

The Association has a 401(k) pension plan that covers substantially all full-time employees. Employees may contribute as allowed by IRS rules. Under the plan, the Association's contributions are discretionary. The Association is currently paying administrative costs of the plan. Pension expense was $ 161,735 and $155,545 for the years ending August 31, 2005 and 2004.

(15) RENTAL EXPENSE

A summary of rental expenses for all operating leases is as follows:

	2005	*2004*
Basis Rental	**$ 371,274**	**$ 293,829**

The operating leases are for various equipment and fertilizer storage.

The future minimum non-cancelable lease payments are as follows: 2006 $296,041; 2007 $270,521; 2008 $214,261; 2009 $194,574; and 2010 $0.

(16) INCOME TAXES

The federal and state income tax provision is summarized as follows:

	2005	*2004*
Current provision		
Federal	$ 349,600	$ 186,900
State	118,400	63,100
Total	**$ 468,000**	**$ 250,000**

The Association's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for tax purposes that are not deductible for financial reporting purposes, patronage refunds, and book/tax timing differences.

(Continued)

(17) VITAMIN LITIGATION SETTLEMENT

Included in the Association's financial statements at August 31, 2005 are proceeds received from the settlement of a class action lawsuit against various vitamin suppliers of the Association. The amount of the settlement was $962,180.

PART III – EXHIBITS

INDEX TO EXHIBITS

Page

(1) Underwriting Agreement (Not Applicable)

(2) Charter and bylaws 48

(3) Instruments defining the rights of securities holders 68

(4) Subscription agreements

(a) Conversion Agreement 69
(b) Purchase Agreement 73

(5) Voting trust agreement (Not Applicable)

(6) Material contracts (Not Applicable)

(7) Material foreign patents (Not Applicable)

(8) Plan of acquisition, reorganization, arrangement, liquidation, or succession (Not Applicable)

(9) Escrow agreements (Not Applicable)

(10) Consents (Not Applicable)

(11) Opinion re legality 77

(12) Sales Material (Not Applicable)

(13) "Test the Water" material (Not Applicable)

(14) Appointment of Agent for Service of Process (Not Applicable)

(15) Additional exhibits (Not Applicable)

ARTICLES OF INCORPORATION
OF
AG PARTNERS COOP

ARTICLE I. NAME AND PLACE OF BUSINESS

Section 1. Name. The name of this cooperative shall be AG PARTNERS COOP.

Section 2. Principal Place of Business. The location and principal place of business shall be in Goodhue, County of Goodhue, Minnesota. Its street address is First and Broadway, Goodhue, Minnesota 55027.

ARTICLE II. PURPOSE

The purpose of this cooperative is to purchase, sell, handle, market and warehouse, for farmers and associations of farmers products produced upon farms; to manufacture, buy, sell, market, store, warehouse, acquire, transport, distribute, process and otherwise deal in and procure for its members and patrons petroleum products, fuel, oil, grease, feed, seed, fertilizer, equipment, supplies and other goods, products and merchandise consumed and used upon farms or by farmers and may engage in any other lawful activity for which cooperatives may be organized under Chapter 308A of the Minnesota Statutes.

ARTICLE III. CAPITAL STOCK

Section 1. Amount. This cooperative is organized with capital stock. The authorized capital stock of this cooperative shall consist of ten thousand (10,000) shares of common stock with one thousand dollar ($1,000.00) par value and five hundred thousand (500,000) shares of preferred stock with no par value.

Section 2. Common Stock. The cooperative's common stock is voting stock and may be held only by producers of agricultural products (individuals, firms, partnerships, limited liability companies, corporations or cooperatives) who have met the cooperative's requirements for membership. "Producers" shall mean and include persons and entities actually engaged in the production of one or more of the agricultural products handled by this cooperative, including tenants of land used for the production of any such product, and lessors of such land who receive as rent part of the produce of such land. Only one share of common stock representing one vote in the affairs of the cooperative may be issued to and held by each eligible member.

Only common stockholders shall have the right to vote, and they may vote by mail as provided for in the Bylaws, but not by proxy.

The shares of common stock may have rights, preferences, limitations and restrictions other than stated in these Articles of Incorporation as stated in the By-laws of this Cooperative.

Section 3. Preferred Stock. The shares of preferred stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the board of directors. The board of directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of preferred stock, the designations of relative rights and preferences and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

(a) The annual rate (not to exceed eight percent (8.0%)), amount of and dates of payment of dividends, if any;

(b) The stated value per share;

(c) The price at, and the terms and conditions upon which, shares may be redeemed, if subject to redemption;

(d) The preferences, if any, of the holders of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of the cooperative;

(e) Sinking fund, redemption, repurchase provisions or other like provisions, if any, to be provided for the shares of the series;

(f) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion;

(g) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the board of directors may determine;

(h) The restrictions, if any, for the benefit of such a series, on payment of dividends on other shares of stock of the cooperative, including shares of other series of preferred stock;

(i) The restrictions, if any, on the issuance of additional shares of stock of the cooperative, including shares of other series of preferred stock.

ARTICLE IV MEMBERSHIP

Section 1. Qualifications of Membership. Eligible patrons of the cooperative who purchase one share of common *stock* and who meet such other uniform requirements for membership as are established in the cooperative's bylaws or by the board of directors may become members of the cooperative. These requirements will include conducting a minimum level of patronage business with the cooperative in each first proceeding full fiscal year as established by the board of directors, consenting to take patronage income allocations into income in the year received from the cooperative and signing such member documents as may be required by the cooperative. Such eligible patrons of this cooperative may be deemed to have applied for membership as of the first business transaction within the year of application for membership.

Section 2. Automatic Termination of Membership. At any time if a member (a) has become ineligible for membership, or (b) has failed to patronize this cooperative in the preceding full fiscal year of twelve (12) months in the minimum amount established by the board of directors or (c) has moved from the territory served by this cooperative, or (d) dies or ceases to be an agricultural producer, the membership shall be automatically terminated.

Section 3. Discretionary Termination of Membership. Whenever the Board of Directors, by resolution, finds that a member has (a) intentionally or repeatedly violated any Article or Bylaw of this cooperative, or (b) breached any contract with this cooperative, or (c) remained indebted to this cooperative for ninety (90) days after such indebtedness first became payable, or (d) willfully obstructed any lawful purpose or activity of this cooperative; then in any such event, the Board of Directors, in its sole discretion, may terminate the membership.

Section 4. Effect of Termination. Upon termination of membership, all voting rights and other rights of membership shall automatically cease. No action taken hereunder shall impair the obligations or liabilities of either party under any contract with the cooperative which may be terminated only as provided therein.

ARTICLE V. BOARD OF DIRECTORS

Section 1. Number and Election. The business and affairs of this cooperative shall be managed under the direction of the Board of Directors of not less than five (5) directors who shall be elected by and from the members at the annual meeting in such number and for such terms of office as the Bylaws shall prescribe.

Section 2. Limitation on Liability. A director of the cooperative shall not be personally liable to the cooperative or its Members for monetary damages for breach of fiduciary duty as a director except for liability (a) for breach of the director's duty of loyalty to the cooperative or its members, (b) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (c) for a transaction from which the director derived an improper personal benefit, or (d) for an act or omission occurring prior to the date when the provisions limiting liability becomes effective. If the Minnesota Statutes are amended after approval by the members of this Article to authorize the cooperative to act to further limit the personal liability of directors, then the liability of the director of the cooperative shall be eliminated or limited to the fullest extent permitted by the Minnesota Statutes, as so amended.

Any repeal or modification of the foregoing paragraph by the members of the cooperative shall not adversely affect any right or protection of a director of the cooperative existing at the time of such repeal or modification.

ARTICLE VI. PATRONAGE REFUNDS

All net proceeds (savings) of this cooperative from patronage sourced business in excess of additions to reserves shall be distributed annually to the extent and in the manner provided in the Bylaws. Any such patronage refunds shall be redeemable only at the option of the Board of Directors.

ARTICLE VII. FIRST LIEN

This association shall have a first lien on all stock and equity credits, and other interests standing on its books for all indebtedness of the respective holders or owners thereof to the association and business entities through which the association conducts its patronage sourced business. This association shall also have the right, exercisable at the option of the Board of Directors, to set off such indebtedness against the amount of such patronage capital or other interests standing on its books; provided, however, that nothing contained herein shall give the owners of patronage capital or other interests any right to have such set off made.

The cooperative may discount the value of the stock and equity credits and other interests standing on its books for all indebtedness of the respective holders or owners thereof to the association and business entities through which the association conducts its patronage sourced business. The method of discounting the value of the stock and equity credits shall be to calculate the present value of the credits based on the number of years to the expected redemption of the stock and equity credits had the offset against the indebtedness not occurred. The discount rate shall be equal to the cooperative's rate that it pays on term debt. If the discounted stock and equity credits are more than the indebtedness to be offset, any excess credits shall be returned, in the board's discretion, either at the time of the offset, or in the normal redemption cycle along with every other patron's equities. If the discounted stock and equity credits are less than the indebtedness to be offset, the cooperative's lien shall continue against future stock and equity credits allocated to the patron, which shall be discounted and offset against the remaining indebtedness. Stock and equity may be discounted for reasons other than when the first lien or right of set off is asserted, and this paragraph shall not be construed to limit the use of discounting.

Whenever the Board of Directors determines, in its sole discretion, that a member or patron who is obligated for the payment of any goods or services purchased from the association or any business entity through which the Cooperative conducts a patronage-sourced business is insolvent, the Board of Directors may, in its sole discretion, discount and set off as much stock and equity equal to the indebtedness owed to the Cooperative or other business entity. The balance, if any, after the discount and setoff shall not be redeemed unless and until the Board of Directors determines, in its sole discretion, that the redemption is consistent with and in support of the Cooperative's goals and objectives and business interests. Until a determination is made by the Board of Directors, if ever, to redeem the equity, the remaining equity shall remain accounted for on the books and records of the Cooperative at its remaining face value.

ARTICLE VIII. LIQUIDATION

In the event of any liquidation, dissolution, or winding up of this cooperative, whether voluntary or involuntary, all debts, liabilities and outstanding preferred stock of this cooperative shall be paid first according to their respective priorities. All capital furnished through patronage shall then be distributed without priority on a pro rata basis to the patrons to whom allocated on the books of the cooperative. Finally, outstanding common stock will be paid out on a pro rata basis Any remaining assets of this cooperative shall be distributed among the patrons of this cooperative in the proportion which the aggregate patronage of each patron bears to the total patronage of all patrons as shown by the records of this cooperative insofar as practicable and as determined by the Board of Directors over a period of time not to exceed ten years or on such other equitable basis as may be permitted by law.

ARTICLE IX. AMENDMENTS

These Articles of Incorporation may be amended in the manner as provided by law.

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
MAY 18 2005
Secretary of State

Coop - 4423 Coop - CS


13656930002

AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
AG PARTNERS COOP

The undersigned, Brian Hokanson, the President of Ag Partners Coop , a cooperative subject to the provisions of Chapter 308A of the Minnesota Statutes, does hereby certify that:

RESOLVED, that the Articles of Incorporation of Ag Partners Coop be amended in their entirety and restated, and as amended and restated they will supercede the existing Articles of Incorporation and all amendments, said restated Articles of Incorporation are attached hereto.

The amendment of Articles of Incorporation was adopted by the vote of a majority of those voting on the amendment at a duly noticed and validly held meeting of the members, after the amendment was approved by the Board of Directors. The meeting was held on March 10, 2005.

I certify that I am authorized to execute this amendment and I further certify that I understand that by signing this amendment, I am subject to the penalties of perjury as set forth in section 609.48 as if I had signed this amendment under oath.

AG PARTNERS COOP

By: 
Brian Hokanson, President

Doc# 1987296\1

AMENDED BYLAWS
OF
AG PARTNERS COOP

BYLAW I
MEMBERS' MEETINGS

Section 1. Annual Members Meetings. The annual meeting of the members shall be held annually at the principal place of business of the cooperative or at any other place conveniently located within the area served by it at such time as the Board of Directors shall determine.

Section 2. Special Members Meetings. Special meetings of the members may be caused by a majority vote of the directors of the cooperative or upon the written petition of at least 20% of the members. It shall be the duty of the president to cause notice of the special meeting to be given as provided below. The notice shall state the time, place and purpose of the special meeting and shall be issued within ten days from and after the date of the presentation of such petition, and such special meeting shall be held within 30 days from and after the date of the presentation of the petition. No business shall be considered at such meeting except as may be mentioned in the call and included in the notice of the meeting.

Section 3. Notice of Meetings. The secretary of the cooperative shall give notice of any annual or special meeting by publication in a legal newspaper published in the county of the principal place of business of the cooperative, or by publication in a magazine, periodical or house organ regularly published by or on behalf of the cooperative and circulated generally among its members, at least two weeks previous to the date of the meeting, or by mailing notice thereof to each and every member personally, or, in the case of a cooperative, to the secretary thereof, at his last known post office address, not less than 15 days previous to the date of the meeting. The notice shall state the date, time and place of the meeting. The secretary shall execute a certificate, which contains a copy of the notice showing the date of mailing and states that the notice was mailed within the time prescribed by law. The certificate shall he made a part of the meeting. The failure of any member to receive notice shall not validate any action which may be taken by the members at a meeting.

Section 4. Voting – Members. Each member shall be entitled to only one vote on any question. No proxy voting shall be allowed. The Board of Directors may cause to be submitted by mail ballot any question to be voted on at any member meeting. Such ballot shall contain the exact text of the proposed motion, resolution or amendment to be acted upon and the date of the meeting and shall also contain spaces in which the member may indicate an affirmative or negative vote thereon. Such ballot, when completed by an absent member and received by the cooperative, shall be counted as the vote of such member at the meeting.

Section 5. Quorum – Members. At any regular or special meeting of the members a quorum necessary for the transaction of business shall be 10% of the total number of members in the cooperative, however, a quorum shall never be more than 50 members. In determining a quorum at any meeting, on a question submitted to a mail vote, members or members present, in person or represented by mail vote shall be counted.

Section 6. Order of Business. The order of business at any annual meeting and so far as possible at all other meetings of the members shall be conducted according to the Roberts Rules of Order as follows:

(a) Calling of Roll
(b) Proof of notice of meeting
(c) Reading and disposal of all unapproved minutes
(d) Annual reports of officers and committees
(e) Election of directors
(f) Unfinished business
(g) New business
(h) Adjournment

BYLAW II
BOARD OF DIRECTORS

Section 1. Number and Term. The board of directors of this cooperative shall be comprised of ten (10) directors until such time as the members amend this section. Directors shall be members or a representative of a member of the cooperative and shall be elected by ballot at the annual meeting for a term of 3 years, and shall hold office until their successors shall be elected and qualified. Directors shall not be eligible to be re-elected after they have served for three successive three year terms, said three year terms to begin at the time of the annual meeting following the close of the first fiscal year and at subsequent elections. A Director shall be eligible to be elected or appointed after he has been off the Board for a period of one year or more after having served for three successive three year terms. The term of office shall be so arranged so that as nearly as possible the term or office of an equal number shall expire each year. No person shall be eligible to be a director if he engages in activities in competition with the goals and best interests of the cooperative.

Section 2. Nominating Committee/Districting of Trade Territory. The Board of Directors shall appoint a nominating committee annually to be composed of members. other than directors to nominate candidates for election as directors. The Board of Directors may delineate the trade territory from time to time into districts so as to provide for the nomination and election of directors from districts so as to provide for fair representation of the members. Said districts shall be delineated so as to provide for equitable representation of the members, volume of business conducted and any other factors they deem to be relevant.

Section 3. Removal and Vacancies. If any director shall cease to be a member, his office shall be thereupon automatically vacated. If a majority or the directors find after hearing that any director is in competition with or is affiliated with any enterprise that is in competition with this cooperative, such person shall cease to be a director. Except as provided above, any director of the cooperative may for cause, at any annual or special meeting called for the purpose, at which a quorum of the members shall be present, be removed from office by vote of the majority of the members present. Failure of a director to attend three consecutive directors' meetings, except for cause, shall be conclusive cause for removal by the members.

If a director's position is vacant, except if such vacancy is caused by removal by the members, the Board of Directors may appoint a member to fill the director's position until the next regular or special meeting of the members. Any -vacancy in the Board of Directors caused by removal by the members shall be filled by the members for the unexpired term of such director, and such election may be held at the same meeting at which the director was removed from office.

Section 4. Compensation. Directors and officers of the cooperative shall be compensated for mileage, as set by the Board of Directors when on cooperative business up to the allowance permitted by the Internal Revenue Service. The rate of compensation of the directors and officers of the cooperative for per diem shall be determined by the Board of Directors.

Section 5. Duties. The Board of Directors shall manage the business and affairs of the cooperative, make all rules and regulations not inconsistent with law or those bylaws, and shall have the power to appoint and dismiss the manager and all other employees, fix their compensation and prescribe their duties. It shall require the manager and all employees having custody of the funds of the cooperative to provide fidelity bond in such amounts as it shall determine.

The Board shall have the books of the cooperative audited at least once a year after the close of the fiscal year and submit copies of the audit report to the members at the annual meeting.

Section 6. Policy - Employment. It shall be the policy of this cooperative, but not mandatory that no member of the Board and no person who is a member of the immediate family of any director, shall be employed as a manager or otherwise.

Section 7. Regular Directors Meetings. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors shall determine.

Section 8. Special Directors Meetings. Special meetings of the Board of Directors may be called by the President or by a majority of said Board. Each member of the Board of Directors shall be duly notified or all such meetings. No business except that mentioned in the call for a special meeting of the Board of Directors shall receive final action at said meeting except that when all members of the Board are present they may sign a waiver of notice and purpose and then transact any business which may properly come before a regular meeting of the directors.

Section 9. Quorum - Directors. A majority of the directors in office shall constitute a quorum necessary to the transaction of business at any regular or special meeting of the Board of Directors, but if less than a quorum is present, those directors present may adjourn the meeting from time to time until a quorum shall be present. All questions shall be decided by a vote of a majority of the directors present at a meeting.

Section 10. Notice and Waiver of Directors Meetings. Notice of meetings of the Board of Directors shall be given in person, by phone, or by mail prior to such meeting. A signed waiver of notice of a Board meeting is equivalent to personal notice to the person so signing. Attendance at a meeting is a waiver of notice of such meeting, except when a director attends the meeting and objects to the transaction of business because the meeting was not properly convened. The purpose of any meeting of the Board need not be specified in the notice, or waiver of notice of any regular meeting, but shall be specified in the notice of any special meeting.

Section 11. Action Without Meeting. Any action which may be taken at a meeting of the Board of Directors or a lawfully constituted committee thereof may be taken without a meeting if set forth and approved by a writing signed by all directors or by all committee members, as the case may be, and such action shall be effective on the date on which the last signature is placed on such writing, or such earlier effective date as set forth therein.

Section 12. Presiding Officer. The president of the cooperative shall preside at all meetings of the members and directors, and shall cast the deciding vote in all cases of a tie.

BYLAW III
OFFICERS

Section 1. Election. The Directors shall elect from their own number a President and one or more Vice-Presidents. They shall also elect a secretary and a treasurer, who need not be directors or members. The offices of secretary and treasurer may be combined and when so combined the person filling the office shall be termed secretary-treasurer. The Board of Directors may also elect such additional officers as necessary who need not be directors or members. The term of all officers shall be until the next annual meeting of the Directors and until their successors are elected and qualified.

Section 2. President. The President shall preside over all meetings of the cooperative and of the Board of Directors, call special meetings of the cooperative and of the Board, perform all acts and duties usually performed by an executive and presiding officer, and sign such other papers of the cooperative as he may be authorized or directed to sign by the Board; provided that the Board may authorize any person to sign any or all checks, contracts, and other instruments in writing on behalf of the cooperative. The President shall perform such other duties as may be prescribed by the Board.

Section 3. Vice President. In the absence or disability of the President, the Vice President shall perform the duties of the President; provided, however, that in case of death, resignation or disability of the President, the Board of Directors may declare the office vacant and elect his successor.

Section 4. Secretary. The Secretary shall keep a complete record of all meetings of the cooperative and of the Board of Directors and shall have general charge and supervision of the books and records of the cooperative. He shall sign with the President such papers pertaining to the cooperative as he may be authorized or directed to do by the Board. He shall give all notices required by law and by these Bylaws and shall make a full report of all meetings and business pertaining to his office to the members at the annual meeting. He shall keep the corporate seal and the records of the cooperative, complete and countersign all certificates issued and affix the corporate seal to all papers requiring such seal. He shall keep a proper membership record, showing the name of each member. He shall make all reports required by law and shall perform such other dirties as they be required of him by the cooperative or by the Board. Upon the election and qualification of his successor, the Secretary shall turn over to him all books and other property belonging to the cooperative that be may have in his possession.

Section 5. Treasurer. The Treasurer shall be the custodian of all funds, securities and property of the cooperative. He shall deposit all funds in the name of the cooperative and disburse the same upon the authority of the Board of Directors and he shall perform such other duties as may be prescribed by the Board.

Section 6. Bonds. Officers and employees having the custody of or handling the funds, securities, or property of the cooperative shall give a fiduciary bond satisfactory to the Board or Directors, at the expense of the cooperative.

Section 7. Removal. The members may, at any annual meeting or at any special meeting called for that purpose, by a majority vote, remove any director or officer for cause upon notice and hearing as provided by law and may fill any vacancy caused by such removal.

Section 8. Executive Committee. The Board of Directors may designate the President, Vice-President and the Secretary and any number of additional Directors to constitute an Executive Committee. The Board of Directors may elect other directors as alternate members of the committee. The committee shall exercise authority as designated by the Board of Directors, but it shall not have the power to apportion or distribute proceeds, elect officers, or fill vacancies on the Board of Directors. The committee shall be subject to the control and direction of the Board of Directors and shall report on their actions at the next regularly scheduled Board of Directors meeting.

BYLAW IV
MEMBERSHIP

Section 1. Members - Qualification for Membership. The members of the cooperative shall be the holders of its voting common stock who are qualified to hold same in accordance with the provisions of the Articles of Incorporation and of these Bylaws, who patronize and cooperate with the cooperative, and who meet such uniform requirements, conditions and policies for membership as established from time to time by the Board of Directors. The Board of Directors shall have the right to permit or deny the acquisition or retention of voting common stock of this cooperative by any patron otherwise eligible for such ownership, in the event that the Board of Directors determines that allowing the acquisition or retention of such status would be contrary to the interests of the cooperative and its members.

Section 2. Minimum Level of Business. In order to maintain eligibility to be a voting member of the cooperative, a common stockholder must maintain a minimum annual level of business with the Cooperative. This minimum level of business shall be established by action of the Board of Directors adopted prior to the annual membership meeting of the Cooperative for the fiscal year in progress at the time of the annual meeting. The level so established shall be communicated to members and potential members in a manner determined by the Board of Directors reasonably expected to reach members in sufficient time for them to meet the minimum level of business before the end of the fiscal year for which the minimum applies.

Section 3. Multiple Production Locations. Where agricultural production activities are carried on at different locations and/or in different ownership forms by the same controlling person or entity, the Board of Directors shall determine at its own discretion whether the activities at a different location or under different ownership form shall be entitled to a separate voting membership or must be considered one producing unit eligible for only one voting membership.

Section 4. Annual Review of Membership. The secretary of the cooperative shall annually review the status of each holder of voting common stock and report to the Board of Directors the names of such holders who do not meet the qualifications and requirements for membership in the cooperative.

Section 5. Terminated Members' Right for Informal Hearing. In the event that the Board of Directors finds that any member fails to meet the qualifications and requirements of membership, the member shall be notified of such fact. A member so notified shall have the opportunity to object to the finding by the Board of Directors through an informal hearing (without legal representation or witnesses) before the directors at a regularly scheduled meeting within sixty (60) days after the member receives the notice of membership termination. The member shall be given up to thirty (30) minutes to state their objections and concerns during the hearing. After receipt of such notice and pending such hearing, the member shall have no voice or vote in the affairs of the cooperative. If the Board of Directors finally determines that the member does not meet such membership qualifications and requirements, their determination shall be conclusive and binding in all respects.

Section 6. Forfeiture/Abandonment of Patronage Dividends, Capital Equities, Unclaimed Stocks, Dividends, Capital Credits, Deposits, Advance Payments, or Account Balances. A requirement of membership in this cooperative is the member's responsibility to keep the cooperative informed of his or her current address in order for the cooperative to communicate with and make payments and distributions to the member. Failure to do so places an unfair and disproportionate administrative cost burden on the cooperative and its other members in seeking out the member's current location. It also demonstrates the member's lack of concern for or valuation of their relationship and accounts with the cooperative. Failure to meet this requirement will result in the forfeiture of the member's financial accounts and interests with the cooperative.

By accepting membership in this cooperative, each member stockholder agrees that in the event the cooperative is unable to make distribution of any patronage dividend, or to return or pay any reserve accumulation or other capital equity, including amounts payable in redemption of stock, or to pay any dividend on stock with two (2) years from the time such distribution, return or payment became due or would normally have been made, because the member shareholder entitled thereto cannot be located, or because the member shareholder refuses or does not have the capacity to accept same, or for any other cause beyond the control of the cooperative, such patronage dividend, reserve accumulation, equity or stock account, dividend on stock or any other amount due to the member stockholder shall be deemed to have been forfeited and abandoned and shall be retained by the cooperative and credited to its general reserve.

Section 7. Lien. As stated in Article VII of the cooperative's Articles of Incorporation the cooperative shall have a first lien upon all patronage equities and other interests standing on its books for all indebtedness of the respective holders of this cooperative. This lien shall cover all capital accounts, stock, certificates, debentures, allocated reserves, written notices of allocation and other property, including all accruals thereon, shown or recorded in the records of the cooperative in the name of any holder thereof.

As a condition of membership in the cooperative, the holder agrees to execute such financing statements or other documents or to take such other steps as may reasonably be requested by the cooperative in order to perfect the cooperative's lien and corresponding security interest.

BYLAW V
STOCK

Section 1. Certificates of Stock. All certificates of stock issued by the Cooperative shall be in such form as shall be approved by the Board of Directors, and shall be signed by the president or the vice-president and the secretary or an assistant secretary. At least one of such signatures shall be affixed manually. The remaining signature may be a facsimile. The certificates shall be numbered consecutively and issued in numerical order. The cooperative shall keep a full and complete record of each certificate issued, including the name and address of the person to whom the certificate is issued, the number of shares of stock evidenced thereby and the date of issue. No share shall be issued in place of an outstanding certificate until such latter certificate has been surrendered for cancellation, except as provided in the following section.

Section 2. Policies Regarding Capital Stock. The cooperative's Board of Directors will establish policies regarding the issuance, transfer or redemption of common and preferred stock covering any matters or procedures not specifically addressed in these bylaws or the cooperative's articles of incorporation.

Section 3. Lost Certificates of Stock. If any certificate of stock is lost or destroyed, the Board of Directors may order a new certificate issued in its place upon such terms and conditions as will protect the interests of the cooperative.

Section 4. Voting Common Stock.

(a) Issuance and Transfer. The voting common stock of the cooperative may be issued to and held only by producers of agricultural products, and may be transferred only with the consent of the Board of Directors of the cooperative and on the books of the cooperative by the holder thereof in person, or by the holder's duly authorized attorney, upon surrender of the certificate therefore, properly endorsed, only to such qualified holders, and provided that the holder thereof shall have first complied with the membership requirements of the cooperative. No purported assignment or transfer of common stock shall pass to any person not eligible to hold the stock, nor any rights or privileges on account of the stock, or vote or voice in the management of the affairs of the cooperative.

(b) Stockholder Ineligible for Membership. In the event the board of directors shall find that any shares of common stock of this cooperative have come into the hands of a person who is not eligible for membership, or that the holder of the shares has ceased to be an eligible member, the holder shall have no rights or privileges on account of the stock, or vote or voice in the management or affairs of the cooperative other than the right to participate in accordance with law in case of liquidation or dissolution. In this circumstance, the cooperative shall have the right, at its option, (a) to purchase the share of stock at its book value; or (b) to convert it into a share or shares in equivalent book value of a non-voting preferred stock series being issued by the cooperative.

(c) Failure to Deliver Shares. In exercising its right to purchase or to require the transfer or conversion of common stock into shares of a nonvoting series of preferred stock, if the holder fails to deliver the certificate evidencing the stock, the cooperative may cancel the certificate on its books and issue a new certificate of common stock, or a nonvoting certificate of preferred stock as the case may be.

(d) Record Date. In order that the cooperative may determine the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to express consent to, or to dissent from, a proposal without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed:

(i) The record date for determining the shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, at the close of business on the day next preceding the day on which the meeting is held; and

(ii) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record for the adjourned meeting.

(e) Designated Voting Representative. Any voting stockholder that is not an individual shall be entitled, and is required if notified in writing by the cooperative, to file the name of its designated representative for voting in all stockholder matters. Such filing shall be with the secretary of the Board of Directors, shall be in writing, and shall be in effect until written notification of the change in representation by the stockholder entity is received by the secretary. Such notifications received from stockholder entities shall be assumed to be official based upon signature of appropriate stockholder entity officers or other authorized persons. The cooperative shall not be responsible if such stockholder entity representative filings are not authorized or correct in any way.

Section 5. Preferred Stock.

(a) Issuance and Transfer. The preferred stock of the cooperative may be issued to and held by any person, firm or corporation, and may be transferred on the books of the cooperative by the holder thereof in person or by the holder's duly authorized attorney, on surrender of the certificate therefore, properly endorsed.

(b) Informal Market. The cooperative will maintain an informal market for purchases and sales of preferred shares between members (and any other investors approved for ownership of these securities by the Board of Directors) under the terms and conditions established by the Board of Directors. The cooperative shall have no obligation to repurchase preferred shares or to in any way financially support or participate in this informal market except as the Board of Directors shall choose to do in its sole discretion.

(c) Preferred Stock Transfer Prices. The cooperative's Board of Directors will adopt policies regarding the establishment of transfer prices for preferred stock shares. These policies will address prices reached by parties in negotiations through the informal market process established by the board. The stock transfer price policies will also address the option of the board to establish a transfer price for contemplated repurchases of preferred stock by the Cooperative (such repurchases being solely at the discretion of the board) or for periodic guidance in negotiations between parties participating in the informal market.

BYLAW VI
METHOD OF OPERATION - PATRONAGE REFUNDS

Section 1. Cooperative Operation. This cooperative shall be operated upon the cooperative basis in carrying out its business within the scope of the powers and purposes defined in the Articles of Incorporation. Accordingly, the net income of this cooperative in excess of amounts credited by the Board of Directors to Capital Reserves and amounts of dividends, if any, paid with respect to equity capital shall be accounted for and distributed annually on the basis of allocation units as provided in this Article IV. In determining the net income or net loss of this cooperative or its allocation units, there shall be taken into account this cooperative's share of the net income or net loss of any unincorporated entity in which it owns an equity interest, patronage dividends distributed by other cooperatives of which it is a patron and, to the extent determined by the Board of Directors, its share of the undistributed net income or net loss of any corporation in which it owns an equity interest.

Each transaction between this cooperative and each member shall be subject to and shall include as a part of its terms each provision of the Articles of Incorporation and Bylaws of this cooperative, whether or not the same be expressly referred to in said transaction. Each member for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transaction as provided in this Article IV unless such member and this cooperative have expressly agreed to conduct said business on a nonpatronage basis. No nonmember for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transactions as provided in this Article IV unless this cooperative agrees to conduct said business on a patronage basis.

Section 2. Patrons; Patronage Business; Nonpatronage Business. As used in this Article IV, the following definitions shall apply:

(a) The term "patron" shall refer to any member or nonmember with respect to business conducted with this cooperative on a patronage basis in accordance with Section 1 of this Article IV.

(b) The term "patronage business" shall refer to business done by this cooperative with or for patrons.

(c) The term "nonpatronage business" shall refer to business done by this cooperative that does not constitute "patronage business."

Section 3. Establishment of Allocation Units. Allocation units shall be established by the Board of Directors on a reasonable and equitable basis and they may be functional, divisional, departmental, geographic, or otherwise. The Board of Directors shall adopt such reasonable and equitable accounting procedures as will, in the Board's judgment, equitably allocate among such allocation units this cooperative's income, gains, expenses and losses and, to the extent provided in Section 1 of this Article IV, patronage dividends received by this cooperative and its share of income, gain, loss and deduction of other entities in which it owns an interest.

Section 4. Gain or Loss on Facilitative Assets. The Board of Directors shall have the discretion to determine whether gains and losses from sales or other disposition of capital assets used in the operations of the cooperative (facilitative assets) will be treated as patronage or non-patronage transactions. In making its decision, the board shall consider the nature of the asset, the records of patron use of the assets that are available, current Internal Revenue Service requirements and any other relevant factors.

Section 5. Determination of the Patronage Income or Loss of an Allocation Unit. The net income or net loss of an allocation unit from patronage business for each fiscal year shall be the sum of (1) the gross revenues directly attributable to goods or services marketed or procured for patrons of such allocation unit, plus (2) an equitably apportioned share of other items of income or gain attributable to this cooperative's patronage business, less (3) all expenses and costs of goods or services directly attributable to goods or services marketed or procured for patrons of such allocation unit, less (4) an equitably apportioned share of all other expenses or losses attributable to this cooperative's patronage business, dividends on equity capital and distributable net income from patronage business that is credited to the Capital Reserve pursuant to Section 8(c) of this Article IV. The foregoing amounts shall be determined in accordance with the accounting treatment used by the cooperative in calculating its taxable income for federal income tax purposes; provided, however, that the Board of Directors may prospectively adopt a reasonable alternative method. Expenses and cost of goods or services shall include without limitation such amounts of depreciation, cost depletion and amortization as may be appropriate, amounts incurred for the promotion and encouragement of cooperative organization, and taxes other than federal income taxes. Such net income or net loss shall be subject to adjustment as provided in Sections 6 and 9(b) of this Article IV relating to losses.

Section 6. Allocation of Patronage Income Within Allocation Units. The net income of an allocation unit from patronage business for each fiscal year, less any amounts thereof that are otherwise allocated in dissolution of this cooperative, shall be allocated among the patrons of such allocation unit in the ratio that the quantity or value of the business done with or for each such patron bears to the quantity or value of the business done with or for all patrons of such allocation unit. The Board of Directors shall reasonably and equitably determine whether allocations within any allocation unit shall be made on the basis of quantity or value.

Section 7. Treatment of Patronage Losses of an Allocation Unit.

(a) Methods for Handling Patronage Losses. If an allocation unit incurs a net loss in any fiscal year from patronage business, this cooperative may take one or more of the following actions:

(i) Offset all or part of such net loss against the net income of other allocation units for such fiscal year to the extent allowed by law;

(ii) Establish accounts payable by patrons of the allocation unit that incurs the net loss that may be satisfied out of any future amounts that may become payable by this cooperative to each such patron;

(iii) Carry all or part of the loss forward to be charged against future net income of the allocation unit that incurs the loss;

(iv) Offset all or part of such net loss against the Capital Reserve;

(v) Cancel outstanding Patrons' Equities;

(vi) Cancel outstanding Non-Qualified Notices of Allocation.

(b) Allocation of Net Loss Among Patrons of Loss Unit. Any cancellation of equities and/or establishment of accounts payable pursuant to this Section 6 shall be made among the patrons of an allocation unit in a manner consistent with the allocation of net income of such allocation unit.

(c) Restoration of Net Loss out of Future Net Income. The future net income of an allocation unit that incurs a net loss may be reduced by part or all of such net loss that was offset against the Capital Reserve, Patrons' Equities of patrons of another allocation unit or against the net income of another allocation unit and may be used to restore the Capital Reserve, restore such Patrons' Equities or to increase the future net income of such other allocation unit; provided that reasonable notice of the intent to do so is given to the patrons of the loss unit.

(d) Board Discretion. The provisions of this Section 6 shall be implemented by the Board of Directors, having due consideration for all of the circumstances which caused the net loss, in a manner that it determines is both equitable and in the overall best interest of this cooperative.

(e) No Assessments against Members or Nonmember Patrons. There shall be no right of assessment against members or nonmember patrons for the purpose of restoring impairments to capital caused by net losses.

Section 8. Distribution of Net Income.

(a) Patronage Refunds. The net income allocated to a patron pursuant to Sections 5 and 9 of this Article IV shall be distributed annually or more often to such patron as a patronage refund; provided, however, that no distribution need be made where the amount otherwise to be distributed to a patron is less than a de minimus amount that may be established from time to time by the Board of Directors. Patronage Refunds shall not be reduced by dividends on capital stock or other proprietary capital interest.

(b) Form of Patronage Refunds. Patronage refunds shall be distributed in cash, allocated patronage equities, revolving fund certificates, securities of this cooperative, other securities, or any combination thereof designated by the Board of Directors (all such patronage refunds referred to collectively herein as "Patrons' Equities), including, without limitation, the following instruments (which may be un-certificated and designated only by book entry on the cooperative's books and records):

(i) Capital Equity Certificates, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, and bearing no interest, dividend or other annual payment.

(ii) Certificates of Indebtedness in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, and bearing such maturity and rate of interest, if any, as may be fixed by the Board of Directors. Such certificates shall be callable for payment in cash or other assets at such times as may be determined by the Board of Directors.

(iii) Non-Patronage Earnings Certificates, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors, with no maturity date, and bearing no interest, dividend or other annual payment. Non-Patronage Earnings Certificates may be distributed only to members and to nonmember patrons as part of the allocation and distribution of nonpatronage income. Such certificates shall be callable for payment in cash or other assets at such times as may be determined by the Board of Directors.

(iv) Preferred Stock, in one or more than one class or series, in such designations or denominations, and with such relative rights, preferences, privileges and limitations as may be fixed by the Board of Directors. Receipt of preferred stock in payment of allocated patronage dividends shall constitute full redemption of the patronage dividend accounts involved. The cooperative shall have no further obligation regarding the allocated patronage amounts involved to the member/patron who received the preferred stock other than to honor the requirements of the preferred stock series issued by the cooperative in the transaction.

(c) Written Notices of Allocation. The noncash portion of a patronage refund distribution that is attributable to patronage business shall constitute a written notice of allocation as defined in 26 U.S.C. Section 1388 which shall be designated by the Board of Directors as a qualified written notice of allocation, as a nonqualifed written notice of allocation or any combination thereof as provided in said section.

(d) Non-Qualified Notices of Allocation. The cooperative is authorized to issue an unlimited amount of patronage refunds in the form of nonqualified written notices of allocation (as defined in 26 U.S.C. 1388 (d))

(e) No Voting Rights. Patrons' Equities and Non-Qualified Notices of Allocation shall not entitle the holders thereof to any voting or other rights to participate in the affairs of this cooperative (which rights are reserved solely for the members of this cooperative).

(f) Transfer Restriction. Patrons' Equities may only be transferred with the consent and approval of the Board of Directors, and by such instrument of transfer as may be required or approved by this cooperative.

(g) Board Authority to Allow Conversion. The Board of Directors of this cooperative also shall have the authority to allow conversion of Patrons' Equities into Equity Participation Units, Preferred Equities or such other debt and/or equity instruments of this cooperative on such terms as shall be established by the Board of Directors.

(h) Qualified Written Notices, Revolvement Discretionary. No person shall have any right whatsoever to require the retirement or redemption of any Patrons' Equities except in accordance with their term, or of any allocated capital reserve. Such redemption or retirement is solely within the discretion and on such terms as determined from time to time by the Board of Directors of this cooperative, which may, in making any such redemption or retirement, distinguish natural members from unnatural members (corporations, partnerships, LLC's, and other business organizations, etc.) and, in doing so, favor natural members with respect to estate retirements and revolvements at specified ages.

(i) Non-Qualified Written Notices, Revolvement Upon Liquidation. Nonqualified written notices of allocation will generally be retired only upon the distribution of assets on liquidation or dissolution of the cooperative and shall be treated as an allocated surplus for all purposes. The Board of Directors may, in its sole discretion, pay out nonqualified written notices on an equitable basis so long as the board is first satisfied the cooperative has sufficient financial resources for such a payment and that the cooperative has, for that year, sufficiently retired qualified written notices of allocation. If and when nonqualified written notices are paid, they will be owned by the persons or organizations to which the notices were issued and by the transferees of such organizations or persons.

(j) Regional and Local Patronage. The Board of Directors may at its discretion cause the allocated patronage records including credits on the books of the cooperative to be maintained in separate categories designating income or losses generated from the cooperative's own local activities and income or losses received through allocations from regional or other cooperatives in which the cooperative is a member or maintains an ownership interest.

Section 9. Capital Reserve. The Board of Directors shall cause to be created a Capital Reserve and, except as otherwise provided in Section 9 of this Article IV, shall annually add to the Capital Reserve the sum of the following amounts:

(a) The annual net income of this cooperative attributable to nonpatronage business;

(b) Annual net income from patrons who are unidentified or to whom the amount otherwise to be distributed is less than the de minimus amount provided in Section 7(a) of this Article IV; and

(c) An amount up to 30% of the distributable net income from patronage business, provided that a determination as to a specific amount is determined prior to the first day of any fiscal year, and further that the amount is set at 10% for any fiscal year for which the Board of Directors does not make a determination prior to the first day of such year. The discretion to credit patronage income to a Capital Reserve shall be reduced or eliminated with respect to the net income of any period following the adoption of a Board resolution that irrevocably provides for such reduction or elimination with respect to such period.

(d) Federal income taxes on all income added to the Capital Reserve shall be charged to the Capital Reserve.

Section 10. Allocation and Distribution of Nonpatronage Income and Loss.

(a) Nonpatronage Income. The Board of Directors shall have the discretion to allocate to allocation units amounts that are otherwise to be added to the Capital Reserve pursuant to Section 8(a) of this Article IV. Such allocation may be made on the basis of any reasonable and equitable method. Amounts so allocated to allocation units shall be further allocated among the patrons thereof on a patronage basis using such method as the Board of Directors determines to be reasonable and equitable. Amounts so allocated shall be distributed to patrons thereof in the form of cash, property, Non-Patronage Earnings Certificates, or any combination thereof designated by the Board of Directors. The Board of Directors may determine whether and to what extent nonmember patrons may share in such distributions.

(b) Nonpatronage Loss. If the cooperative incurs a net loss on its nonpatronage business or if a net loss is incurred with respect to the nonpatronage business of an allocation unit, such net loss generally shall be chargeable against Capital Reserve unless and to the extent the Board of Directors, having due consideration for the circumstances giving rise to such net loss, determines that it is reasonable and equitable to allocate all or part of such a net loss among allocation units generally or to a specific allocation unit or units. Any such loss allocated to an allocation unit shall reduce such unit's net income from patronage business to the extent thereof and the excess, if any, shall be treated generally in accordance with Section 6(a)(ii), (iii) and (v) of this Article IV.

BYLAW VII
SUNDRY PROVISIONS

Section 1. Fiscal Year. The fiscal year of this cooperative shall begin on the first day of September and end on the last day of August each year.

Section 2. Indemnification of Directors, Officers and Employees. This cooperative shall indemnity each person who is or has been a director, officer or employee of this cooperative and each person who is serving or who has served at the request of this cooperative as a director, officer, employee or agent of another cooperative, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person, to the full extent to which directors, officers and employees may be indemnified under the laws of the State of Minnesota as now in effect and as hereinafter amended. Indemnification under this section shall not be exclusive of other rights to which a person so indemnified may be entitled.

Section 3. Insurance. The Board of Directors may authorize the purchase and maintenance by the cooperative of insurance on behalf of any person who may be indemnified, only to the extent that indemnity is permitted by said Minnesota laws.

BYLAW VIII
CONSENT

Each person (including individuals, partnerships, and business or cooperative corporations) who becomes a member and each member of this cooperative who continues as a member shall, by such act alone. consent that the amounts of any distributions with respect to his patronage occurring in any fiscal year, which are made in written notices of allocation (as defined in 26 U.S.C. 13880 the Internal Revenue Code) and which are received by him from the cooperative, will be taken into account by him at their stated dollar amounts, in the manner provided in 26 U.S.C. 1385, in the taxable years in which such written notices of allocation are received by him. It is the intent of this bylaw to provide a consent binding on all members who retain or obtain membership after receipt of a written notification and copy of this bylaw, for the purpose of making such distributions "qualified written notices of allocation" within the meaning of the United States income tax laws.

BYLAW IX
AMENDMENTS

Any portion, or all, of these bylaws may be amended or repealed by a majority of the members present at any membership meeting, regular or special, provided that said amendment has first been approved by the Board or Directors and notice of the proposed amendment has been given in the call of the meeting.

BYLAW X
GENDER CLAUSE

Where the masculine gender appears in the context of the Bylaws, it shall be construed to mean the feminine gender wherever applicable.

These Amended Bylaws were duly approved and adopted by the members of the cooperative at a membership meeting held on March 10, 2005.

AG PARTNERS COOP

Resolution of the Board of Directors to **Authorize Class A Preferred Stock**

RESOLVED:

The Board of Directors, acting under provisions of the Articles of Incorporation of Ag Partners Coop., hereby authorizes the creation of a series of stock described as follows:

Name:	Class A Preferred Stock
Voting Status:	Non-voting
Stated Value:	$100.00 per share
Annual Dividend Rate:	Variable up to 8% per year, non-cumulative, at sole discretion of the Board of Directors.
Liquidation Priority:	Priority over common stock and any allocated patronage income equity accounts.
Approved Number of Shares Authorized:	100,000 shares to be issued in fractional shares when appropriate.
Ownership Restrictions	None other than may be required to comply with any applicable securities laws.
Certificate Requirements	Shares may be represented by certificate or issued in uncertificated form documented by an account statement. Certificates may be provided upon request of the holder of the shares.

The form of certificate for Class A Preferred Stock, if issued by the Corporation, shall be in traditional form and in alternate form such that it can be printed by computer. The final form for these alternate certificates shall be subject to review and approval by the board.

From Board minutes 4-21-05



AG PARTNERS COOP

ALLOCATED CREDIT CONVERSION AGREEMENT

The undersigned member (the "Member") of Ag Partners Coop (the "Cooperative"), a Minnesota cooperative corporation, with its business office located at First and Broadway (P.O. Box 218), Goodhue, Minnesota 55027 agrees as follows:

1. Acceptance of Discounted Conversion Option: Subject to the terms and conditions hereof, Member hereby irrevocably elects to accept the option being offered by Cooperative to convert, at the stated discount conversion rate, all or part (as specified below) of Member's unredeemed allocated patronage income credit account balance (the "Credits") held by Cooperative to the Cooperative's $100.00 per share stated value Class A Preferred Stock (the "Shares").

2. Representations: Member understands that the Shares will not be registered or qualified under federal or state securities laws in reliance upon exemptions therefrom. Member acknowledges and agrees that in order to ensure that the offer and sale of the Shares are exempt from registration or qualification, the Cooperative will rely on the representations and warranties that Member has made in and through the attachment to this Allocated Credit Conversion Agreement (the "Agreement").

3. Review of Offering Circular: By the execution of this Agreement, Member acknowledges having read, understood and agreed to the provisions contained herein and in the Offering Circular dated in November 2005 covering issuance of the Shares (including risk factors) that has been provided by the Cooperative.

4. Subject to Acceptance: Member acknowledges that Cooperative reserves the right to accept or reject, in whole or in part, any conversion stated in this Agreement at the sole discretion of Cooperative's board of directors. Acceptance by Cooperative to be evidenced by the signature of this Agreement by an authorized officer, after approval by the board.

5. Amount of Conversion: Member requests that the conversion be made as follows:

   Total book dollar value of Credits to be converted. $ ________________
   (Attach detail schedule of years and amounts for reference)

   Discount to be applied. Percentage 40.00 % ________________

   Dollar amount of Shares to be received by Member. $ ________________
   Number of Shares to be received by Member __________

6. Registration. The Member requests the Shares be registered in the following name(s)::

____
(Name in which Shares are to be Held)

with title to be held as follows (Check one):

- ________Individual Ownership
- ________Tenants in Common (Each Owner must sign)
- ________Joint Tenants With Right of Survivorship (Each Owner must sign)
- ________Trust
- ________Corporation
- ________Partnership
- ________Limited Liability Company
- ________Other (Describe ____________________________)

7. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, Member has executed this Agreement this _____ day of ______________, _______ and the representation attachment.

Signature for Entity Members - Corporations, partnerships, LLCs

____
(Print Name of Entity)

By______________________________
(Signature)

____
(Print Name)

____
(Title)

____
(Address)

____

Signature for Individual or Joint Members

____
(Signature)

____
(Print Name)

____
(Address)

____

Joint Member (if applicable)

____
(Signature)

____
(Print Name)

____
(Address)

____

Note: The address given above must be the residence or business office address of the Purchaser. Post Office and other addresses will not be accepted.

ACCEPTANCE

AG PARTNERS COOP hereby accepts the conversion of Member's Credits to Shares as stated above.

ACCEPTED this _______________ day of __________________, ___________.

By: ______________________________________ (Title) ______________________
(Signature)

AG PARTNERS COOP

ATTACHMENT TO CLASS A PREFERRED STOCK CONVERSION OR PURCHASE AGREEMENT

MEMBER / INVESTOR REPRESENTATIONS

Member/Investor makes the following representations for the purpose of inducing Ag Partners Coop (Cooperative) to permit Member/Investor to acquire the Shares that Member/Investor has elected to acquire as specified in either a Class A Preferred Stock Conversion or Purchase Agreement (either as applicable referred to herein as the "Agreement"). The Member/Investor hereby agrees that the representations and warranties set forth in this attachment and the Agreement shall survive the acceptance by Cooperative, shall be binding upon the heirs, executors, administrators, successors, and assigns of the Member/Investor, and the Agreement is not voluntarily transferable or assignable by the Member/Investor.

1.1. Regarding Information Relied On By Member/Investor:

(a) Member/Investor has had a reasonable opportunity to ask questions of and has received fully satisfactory answers from Cooperative's management and/or its officers for all such questions asked.

(b) No oral representations have been made or oral information furnished to Member/Investor, in connection with the conversion to or purchase of the Shares that were in any way inconsistent with the information and representations in the Offering Circular.

(c) At no time was the Member/Investor presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising.

(d) It has never been guaranteed or warranted to the Member/Investor by Cooperative, its officers or directors or by any other person, expressly or by implication, that:

(ii) Member/Investor will receive any approximate or exact amount of return (except for dividends at the stated dividend rate) or other type of consideration, profit or loss as a result of conversion to or purchase of the Shares under provisions of the Agreement; or

(ii) That the Shares will maintain their full stated value over time or that Member/Investor will receive the full stated value (or any other specific value) per share upon sale or transfer of the Shares, or

(iii) The past performance or experience on the part of Cooperative, any director, officer or any affiliate, will in any way indicate or predict the results of the ownership of the Shares or of the overall success of Cooperative.

1.2 Member/Investor has been advised to seek the counsel of his or her own attorney and/or business and tax advisors in considering the conversion to or purchase of the Shares and the tax effects of the discount they are receiving to the existing book value of the allocated credits if the Shares are being acquired under a Conversion Agreement. Member/Investor has the knowledge and experience in financial and agri-business matters and dealings with farmer cooperatives so as to enable the Member/Investor to evaluate the merits and risks of acquiring the Shares. The Member/Investor recognizes that conversion to or purchase of the Shares involves continuation or assumption of the risks inherent in holding an equity investment in Cooperative, including those set forth in the Risk Factors section of the Offering Circular.

1.3 The Member/Investor is acquiring the specified Shares solely for the Member/Investor's own account, or for one or more fiduciary accounts over which the Member/Investor has sole investment discretion. The Member/Investor is acquiring such Shares without a view to, and not for resale in connection with, a distribution of the Shares (as a securities dealer) within the meaning of the Securities Act of 1933, as amended ("1933 Act"). Member/Investor hereby covenants and agrees that Member/Investor shall not sell the Shares in violation of the 1933 Act.

1.4 The Member/Investor understands that Cooperative is neither currently required to file reports with, nor does it currently intend to register with, the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("1934 Act"), or any state relying on exemptions for each state.

1.5 The Member/Investor understands that the Shares are not being registered under the 1933 Act or qualified under any state securities laws. Unless such transfer is registered under the 1933 Act and qualified under applicable state securities laws in the future, Member/Investor agrees not to transfer any

Shares except through and with the approval of the Cooperative. The Cooperative has no obligation to make such registration at any time.

1.6 The Member/Investor acknowledges and agrees that certificates or other documentation representing the Shares will bear legends restricting transferability and agrees to comply in all respects with the transfer. The Member/Investor understands that such legends will read substantially as follows:

THIS SECURITY HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT") OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY NOT BE OFFERED AND SOLD UNLESS REGISTERED AND/OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR ANY EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION THAT IS APPLICABLE. THEREFORE, NO SALE OR TRANSFER OF THIS SECURITY SHALL BE MADE, NO ATTEMPTED SALE OR TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION SHALL HAVE BEEN DULY REGISTERED UNDER THE ACT AND QUALIFIED OR APPROVED UNDER APPROPRIATE STATE OR BLUE SKY LAWS, OR (B) THE ISSUER SHALL BE REASONABLY SATISFIED THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

1.7 The Member/Investor understands that Cooperative is privately held by its member patrons and that there is no public market for resale of the Shares. Cooperative will on a best efforts basis try to maintain a local market for transfer of the Shares, but is not required to repurchase the Shares at any time. The Member/Investor understands that it is possible that a local market will never develop, and that as a consequence, the Member/Investor may not be able to liquidate the Member/Investor's investment in the Shares, even in the event of financial or other emergency. The Member/Investor also understands that, for the foregoing reasons, the Shares may not be readily accepted as collateral for a loan.

1.8 The address set forth in the Agreement is the Member/Investor's true and correct residence, and the Member/Investor has no present intention of becoming a resident of any other state or jurisdiction.

1.9 Member/Investor has not and will not, except at the express request of Cooperative, permit any person, other than the Member/Investor's spouse, attorney, accountant or purchaser representative, to review any documents that have been presented in connection with the acquisition of the Shares.

2.0 In the case of Shares being acquired under a conversion agreement, if Member's membership in Cooperative is jointly held, the obligations of the Member shall be joint and several, and the representations and warranties contained in this attachment and the Agreement shall be deemed to be made by and be binding upon all such joint owners. Ownership of the Shares being issued shall be set forth in the Agreement.

2.1 If the Member/Investor is the trustee of a revocable inter vivos trust that is to hold the Shares, the Member/Investor represents that he or she is the sole and true party in interest and is acquiring the Shares for the account of a revocable trust of which he or she and/or other members of his/her immediate family are the sole beneficiaries during his/her or their lifetime(s). If the Shares are to be held by a trust, the Member/Investor will complete a separate Certificate for Trust Purchasers document.

2.2 If the Shares are to be held by a partnership, the Member/Investor will complete a separate Certificate for Partnership Purchasers document.

2.3 If there should be any adverse change in the representations and /or information set forth herein prior to Cooperative's acceptance or rejection of the Agreement, the Member/Investor will immediately notify Cooperative of such change.

2.4 At the request of Cooperative, the Member/Investor will promptly execute such other instruments or documents as may be reasonably required in connection with the issuance of the Shares.

Acknowledged and Agreed

____
Member/Investor Name

____
Signature

____
Date

AG PARTNERS COOP

PURCHASE AGREEMENT FOR CLASS A PREFERRED STOCK

The undersigned investor (the "Investor") and Ag Partners Coop (the "Cooperative"), a Minnesota corporation, with its business office located at First and Broadway (P.O. Box 218), Goodhue, Minnesota 55027 agrees as follows:

1. Purchase. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes to purchase ________ shares of the Cooperative's Class A Preferred Stock ($100.00 per share stated value) (the "Shares") at a purchase price of $100.00 per Share.

2. Representations: Investor understands that the Shares will not be registered or qualified under federal or state securities laws in reliance upon exemptions therefrom. Investor acknowledges and agrees that in order to ensure that the offer and sale of the Shares are exempt from registration or qualification, the Cooperative will rely on the representations and warranties that Investor has made in and through the attachment to this Purchase Agreement (the "Agreement").

3. Review of Offering Circular: By the execution of this Agreement, Investor acknowledges having read, understood and agreed to the provisions contained herein and in the Offering Circular dated in November 2005 covering issuance of the Shares (including risk factors) that has been provided by the Cooperative.

4. Subject to Acceptance: Investor understands that this Agreement does not constitute an offer by the Cooperative to sell Shares, but is merely a request for information and that Cooperative reserves the right to accept or reject, in whole or in part, any subscription stated in this Agreement at the sole discretion of Cooperative's board of directors. Acceptance by Cooperative to be evidenced by the signature of an authorized officer to this Agreement after approval by the board.

5. Payment. A check made payable to the Cooperative in full payment for the Shares is enclosed. The undersigned hereby authorizes the Cooperative to apply the enclosed check to the purchase price of the Shares.

6. Registration. The undersigned requests the Shares be registered as follows:

____

(Name in which Shares are to be Held)

with title to be held as follows:
________Individual Ownership
________Tenants in Common (Each Owner must sign)
________Joint Tenants With Right of Survivorship (Each Owner must sign)
________Trust
________Corporation
________Partnership
________Limited Liability Company
________Other (Describe ______________________________)

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, Investor has executed this Agreement this _____ day of ____________, _______ and the representation attachment.

Signature for Entity Investors - Corporations, partnerships, LLCs

____
(Print Name of Entity)

By______________________________
(Signature)

____
(Print Name)

____
(Title)

____
(Address)

____

Signature for Individual or Joint Investors

____
(Signature)

____
(Print Name)

____
(Address)

____

Joint Investor (if applicable)

____
(Signature)

____
(Print Name)

____
(Address)

____

Note: The address given above must be the residence or business office address of the Purchaser. Post Office and other addresses will not be accepted.

ACCEPTANCE

AG PARTNERS COOP hereby accepts the Investor's subscription for Shares as stated above.

ACCEPTED this ______________ day of ________________, __________.

By: ________________________________ (Title) ____________________
(Signature)

AG PARTNERS COOP

ATTACHMENT TO CLASS A PREFERRED STOCK CONVERSION OR PURCHASE AGREEMENT

MEMBER / INVESTOR REPRESENTATIONS

Member/Investor makes the following representations for the purpose of inducing Ag Partners Coop (Cooperative) to permit Member/Investor to acquire the Shares that Member/Investor has elected to acquire as specified in either a Class A Preferred Stock Conversion or Purchase Agreement (either as applicable referred to herein as the "Agreement"). The Member/Investor hereby agrees that the representations and warranties set forth in this attachment and the Agreement shall survive the acceptance by Cooperative, shall be binding upon the heirs, executors, administrators, successors, and assigns of the Member/Investor, and the Agreement is not voluntarily transferable or assignable by the Member/Investor.

1.1. Regarding Information Relied On By Member/Investor:

(a) Member/Investor has had a reasonable opportunity to ask questions of and has received fully satisfactory answers from Cooperative's management and/or its officers for all such questions asked.

(b) No oral representations have been made or oral information furnished to Member/Investor, in connection with the conversion to or purchase of the Shares that were in any way inconsistent with the information and representations in the Offering Circular.

(c) At no time was the Member/Investor presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising.

(d) It has never been guaranteed or warranted to the Member/Investor by Cooperative, its officers or directors or by any other person, expressly or by implication, that:

(ii) Member/Investor will receive any approximate or exact amount of return (except for dividends at the stated dividend rate) or other type of consideration, profit or loss as a result of conversion to or purchase of the Shares under provisions of the Agreement; or

(ii) That the Shares will maintain their full stated value over time or that Member/Investor will receive the full stated value (or any other specific value) per share upon sale or transfer of the Shares, or

(iii) The past performance or experience on the part of Cooperative, any director, officer or any affiliate, will in any way indicate or predict the results of the ownership of the Shares or of the overall success of Cooperative.

1.2 Member/Investor has been advised to seek the counsel of his or her own attorney and/or business and tax advisors in considering the conversion to or purchase of the Shares and the tax effects of the discount they are receiving to the existing book value of the allocated credits if the Shares are being acquired under a Conversion Agreement. Member/Investor has the knowledge and experience in financial and agri-business matters and dealings with farmer cooperatives so as to enable the Member/Investor to evaluate the merits and risks of acquiring the Shares. The Member/Investor recognizes that conversion to or purchase of the Shares involves continuation or assumption of the risks inherent in holding an equity investment in Cooperative, including those set forth in the Risk Factors section of the Offering Circular.

1.3 The Member/Investor is acquiring the specified Shares solely for the Member/Investor's own account, or for one or more fiduciary accounts over which the Member/Investor has sole investment discretion. The Member/Investor is acquiring such Shares without a view to, and not for resale in connection with, a distribution of the Shares (as a securities dealer) within the meaning of the Securities Act of 1933, as amended ("1933 Act"). Member/Investor hereby covenants and agrees that Member/Investor shall not sell the Shares in violation of the 1933 Act.

1.4 The Member/Investor understands that Cooperative is neither currently required to file reports with, nor does it currently intend to register with, the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("1934 Act"), or any state relying on exemptions for each state.

1.5 The Member/Investor understands that the Shares are not being registered under the 1933 Act or qualified under any state securities laws. Unless such transfer is registered under the 1933 Act and qualified under applicable state securities laws in the future, Member/Investor agrees not to transfer any

Shares except through and with the approval of the Cooperative. The Cooperative has no obligation to make such registration at any time.

1.6 The Member/Investor acknowledges and agrees that certificates or other documentation representing the Shares will bear legends restricting transferability and agrees to comply in all respects with the transfer. The Member/Investor understands that such legends will read substantially as follows:

THIS SECURITY HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT") OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE AND MAY NOT BE OFFERED AND SOLD UNLESS REGISTERED AND/OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR ANY EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION THAT IS APPLICABLE. THEREFORE, NO SALE OR TRANSFER OF THIS SECURITY SHALL BE MADE, NO ATTEMPTED SALE OR TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION SHALL HAVE BEEN DULY REGISTERED UNDER THE ACT AND QUALIFIED OR APPROVED UNDER APPROPRIATE STATE OR BLUE SKY LAWS, OR (B) THE ISSUER SHALL BE REASONABLY SATISFIED THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

1.7 The Member/Investor understands that Cooperative is privately held by its member patrons and that there is no public market for resale of the Shares. Cooperative will on a best efforts basis try to maintain a local market for transfer of the Shares, but is not required to repurchase the Shares at any time. The Member/Investor understands that it is possible that a local market will never develop, and that as a consequence, the Member/Investor may not be able to liquidate the Member/Investor's investment in the Shares, even in the event of financial or other emergency. The Member/Investor also understands that, for the foregoing reasons, the Shares may not be readily accepted as collateral for a loan.

1.8 The address set forth in the Agreement is the Member/Investor's true and correct residence, and the Member/Investor has no present intention of becoming a resident of any other state or jurisdiction.

1.9 Member/Investor has not and will not, except at the express request of Cooperative, permit any person, other than the Member/Investor's spouse, attorney, accountant or purchaser representative, to review any documents that have been presented in connection with the acquisition of the Shares.

2.0 In the case of Shares being acquired under a conversion agreement, if Member's membership in Cooperative is jointly held, the obligations of the Member shall be joint and several, and the representations and warranties contained in this attachment and the Agreement shall be deemed to be made by and be binding upon all such joint owners. Ownership of the Shares being issued shall be set forth in the Agreement.

2.1 If the Member/Investor is the trustee of a revocable inter vivos trust that is to hold the Shares, the Member/Investor represents that he or she is the sole and true party in interest and is acquiring the Shares for the account of a revocable trust of which he or she and/or other members of his/her immediate family are the sole beneficiaries during his/her or their lifetime(s). If the Shares are to be held by a trust, the Member/Investor will complete a separate Certificate for Trust Purchasers document.

2.2 If the Shares are to be held by a partnership, the Member/Investor will complete a separate Certificate for Partnership Purchasers document.

2.3 If there should be any adverse change in the representations and /or information set forth herein prior to Cooperative's acceptance or rejection of the Agreement, the Member/Investor will immediately notify Cooperative of such change.

2.4 At the request of Cooperative, the Member/Investor will promptly execute such other instruments or documents as may be reasonably required in connection with the issuance of the Shares.

Acknowledged and Agreed

____
Member/Investor Name

____
Signature

____
Date

Michael D. McIntyre PLC
Attorney at Law

October 17, 2005

Board of Directors
Ag Partners Coop
First and Broadway
Goodhue, Minnesota 55027

Re: Issuance of Class A Preferred Stock

Gentlemen:

In connection with the filing of the Form 1-A Offering Statement with the Securities and Exchange Commission pursuant to Regulation A – Conditional Small Issues Exemption under the Securities Act of 1933, as amended (the "Act"), covering issuance of up to 100,000 shares of Class A Preferred Stock (the "Shares") by Ag Partners Coop, a Minnesota agricultural cooperative corporation (the "Cooperative"), I, as your counsel, have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that in my opinion:

(1) The Cooperative has been duly incorporated and is an existing corporation in good standing under the laws of the State of Minnesota and the Cooperative has all requisite corporate power and authority to own and operate its property and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction wherein the character of the property owned or leased by it therein or in which the transaction of its business makes such qualification necessary.

(2) At the date hereof each of the limited liability companies in which the Cooperative owns an interest is a company duly organized, legally existing and in good standing under the laws of its jurisdiction of organization and is duly licensed or qualified and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary.

(3) The Shares are authorized under the Cooperative's restated articles of incorporation as adopted by the members of the Cooperative at a duly called special meeting held March 10, 2005 and subsequently filed with the Secretary of State of the State of Minnesota on May 18, 2005. The board of directors has acted with full authority as established in the restated articles of incorporation in creating and defining the characteristics of the Shares through a motion adopted at a regular meeting of the board held on April 25, 2005.

(4) When issued, either through conversion of member/patron allocated patronage

Michael D. McIntyre PLC
5000 Marsh Road, Suite 15, Okemos, MI 48864 Phone:(517) 349-6353 Fax:(517) 349-3275
Mailing Address: PO Box 916, Okemos, MI 48805-0916 e-mail: mikemc@voyager.net

income accounts or through sale, the Shares will be legally issued, fully paid and non-assessable. The dividend rate, priorities on dissolution and other characteristics of the Shares will be valid and binding, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws generally affecting the enforcement of creditors' rights.

(5) The Cooperative has good and marketable title to, and undisturbed possession of, all of its Property, including the Property reflected in the Financial Statements, except for changes arising in the ordinary course of business, subject to no lien, mortgage, pledge, encumbrance, title, defect or change of any kind, except to the best of my knowledge as described in the CAPITALIZATION section of the Offering Circular prepared for this offering.

(6) There is no article, by-law, shareholder agreement, stock preference provision or agreement, mortgage, indenture, contract, judgment, decree, order, statute, rule or regulation which would conflict with or in any way prevent the issuance of or payment of dividends on the Shares.

(7) There are no actions, suits, arbitrations, proceedings or investigations pending or threatened against, and none such is being maintained by the Cooperative in law or in equity before any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or arbitrator which either in any case or in the aggregate will materially adversely affect the financial condition or operations of the Cooperative and none such is pending or threatened which questions the validity of the Shares or any action taken or to be taken in connection with the transactions contemplated in the member/patron conversion of allocated patronage income accounts to the Shares.

(8) To the best of my knowledge, the Cooperative is not in default with respect to any judgment, order, writ, injunction, award or decree of any Court or of any federal, state or municipal, or other governmental department, commission, board, bureau, agency, instrumentality, authority, official or arbitrator which would materially adversely affect the business of the Cooperative and, to the best of my knowledge, the Cooperative is complying in all material respects with all applicable statutes, rules and regulations of all governmental authorities including, without limitation, complying with all statutes, rules, and regulations concerning health and safety, environmental and other matters concerning any phase of the business conducted by the Cooperative, and including ERISA and all regulations and published official interpretations thereunder.

I hereby consent to the filing of this opinion as an exhibit to the Form 1-A Offering Statement relating to the Shares. In giving such consent, I do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Act.

Very truly yours,



Michael D. McIntyre, Attorney
Michael D. McIntyre PLC

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